                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


February 14, 2003

                                 HYDRO ONE INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

        483 Bay Street, 10th Floor, South Tower, Toronto, Ontario M56 2P5
--------------------------------------------------------------------------------

                     (Address of Principal Executive Office)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F / / Form 40-F /X/

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes/ /   No /X/

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- .


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               HYDRO ONE INC.
                                      ------------------------------------------
                                               (Registrant)

Date   FEBRUARY 14 , 2003                   By
    ------------------------                   ---------------------------------
                                            Name:    Laura Formusa
                                           Title:   General Counsel & Secretary


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               HYDRO ONE RELEASES 2002 YEAR END FINANCIAL RESULTS

TORONTO, February 14, 2003 ... Hydro One Inc. today released its 2002 year end results, which show net income of $344 million and revenues of $4,044 million.

Revenue increased $578 million or 17%, over last year, to $4,044 million for the year ended December 31, 2002. The increase in revenue was primarily due to the growth in Hydro One's service territory and high electricity consumption resulting from the unusually hot weather conditions experienced last spring and summer. Acquisitions of local distribution companies in 2001 and a requirement to serve customers previously billed by Ontario Power Generation resulted in the growth of Hydro One's service territory.

The extreme weather conditions in 2002 resulted in unusually high costs for corrective maintenance on the company's transmission system and the larger distribution system. Hydro One incurred other one time costs including those for a recent staff reduction program and for the 2002 portion of the amalgamation of regional operating centres. The one time events in 2002 contributed to the increase of $8 million or 1% in total operating, maintenance and administration costs of $832 million.

"We restructured the organization and streamlined management to ensure a greater emphasis on day-to-day operations and finding efficiencies. The changes we've made to become more efficient allowed us to partially overcome the cost pressures we faced this year due to weather and our lower distribution rates. We're focussed on delivering Ontario's electricity safely and reliably," said Tom Parkinson, President, Hydro One Inc.

As part of electricity industry restructuring in Ontario, the Ontario Energy Board approved lower distribution rates for Hydro One to help offset other energy cost pressures customers were facing. This initiative, which affects net income for 2002 and 2003, significantly contributed to the year over year decrease in 2002 net income of $30 million, or 8%, to $344 million. In addition, the recent rate cap implemented by the Government of Ontario means that Hydro One will continue to collect lower distribution revenues until at least 2006. Hydro One's new organizational changes and cost cutting will continue to mitigate this impact on net income. Higher transmission and distribution revenues also partially offset the decrease in net income in 2002.

Hydro One made dividend payments to the Government of Ontario of $192 million in 2002.

Hydro One Inc. is a holding company that operates through its subsidiaries in electricity transmission and distribution and telecom businesses. One of its subsidiaries, Hydro One Networks Inc., operates one of the largest transmission and distribution systems in North America. Hydro One Inc. is wholly-owned by the Ontario government.

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
-------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)      2002       2001  $ CHANGE   % CHANGE
-------------------------------------------------------------------------------------------------
Revenues                                                  4,044      3,466       578         17
-------------------------------------------------------------------------------------------------
Purchased power                                           1,871      1,267       604         48
-------------------------------------------------------------------------------------------------
Operating costs                                           1,243      1,208        35          3
-------------------------------------------------------------------------------------------------
Net income                                                  344        374       (30)        (8)
-------------------------------------------------------------------------------------------------
Operating cash flow                                         691        726       (35)        (5)
-------------------------------------------------------------------------------------------------
STATISTICS
-------------------------------------------------------------------------------------------------
Transmission - units transmitted (TWH)                    153.2      146.9       6.3          4
-------------------------------------------------------------------------------------------------
Distribution - units distributed (TWH)                     27.1       21.3       5.8         27
-------------------------------------------------------------------------------------------------


For further information, please contact:

Anne Creighton
(416) 345-6072


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HYDRO ONE INC.
ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

                                                                       Page

Management's Discussion and Analysis                                      2
Management's Report                                                      22
Auditors' Report                                                         23
Consolidated Statements of Operations and Retained Earnings              24
Consolidated Balance Sheets                                              25
Consolidated Statements of Cash Flows                                    27
Notes to Consolidated Financial Statements                               28
Five-Year Summary of Financial and Operating Statistics                  55










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HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions. Such information represents our current views based on information as at the date of this report. We do not intend to update this information and disclaim any legal obligation to the contrary.

We prepare our financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada, (Canadian GAAP), which differs in some respects from accounting principles generally accepted in the United States (U.S. GAAP). See Note 22 to the Consolidated Financial Statements for the three-years ended December 31, 2002. The following discussion is based upon our Consolidated Financial Statements prepared in accordance with Canadian GAAP, except as otherwise indicated.

OVERVIEW

Since the date of incorporation, the Province of Ontario (the Province) has owned all of our outstanding shares. Throughout 2002, the Province considered and investigated ownership options for our company. On March 28, 2002, we filed a preliminary prospectus in Canada and a registration statement on Form F-1 in the United States in contemplation of the sale of our outstanding common shares by the Province. These documents were officially withdrawn on June 17, 2002. The Province subsequently launched a process to seek a strategic partner or partners for a minority interest in our company. On January 20, 2003, the Province announced it would continue to retain all of the outstanding shares of our company.

Based on assets as at December 31, 2002, our transmission system is one of the largest in North America and our distribution system is the largest in Ontario. In 2002, our transmission and distribution businesses generated approximately 33% and 66%, respectively of our total revenues and approximately 78% and 27%, respectively of our income before financing charges and provision for payments in lieu of corporate income taxes. The contribution to revenues of our distribution business is significantly higher than the contribution to the revenues of our transmission business because distribution revenues include recovery for electricity used by our customers.

TRANSMISSION

Our transmission business, which represented approximately $6.6 billion of our assets as at December 31, 2002, transmits electricity through an approximately 28,500 circuit-kilometre high-voltage transmission network which we own as well as operate. We transmit electricity from generators to local distribution companies, including our own distribution system and industrial customers with a direct connection to our transmission system. In addition, we own and operate 26 facilities that inter-connect our transmission system with transmission systems in neighbouring provinces and states.

DISTRIBUTION

Our distribution business, which represented approximately $4.7 billion of our assets as at December 31, 2002, distributes electricity through our approximately 123,000 circuit-kilometre low-voltage distribution system to approximately 1.2 million rural and urban customers, and commercial, industrial and local distribution companies that are not directly connected to our high-voltage transmission system. Our distribution service territory includes all of Ontario, excluding the service territories of the 97 local distribution companies that we do not own. Since April 1999, we have acquired 89 local distribution companies that we now operate as part of our distribution business. We also operate generation and distribution systems in 19 remote communities across northern Ontario that are not connected to Ontario's electricity grid.

OTHER

Our other businesses, which represented approximately $90 million of our assets as at December 31, 2002, involve the marketing of our fibre-optic capacity to telecommunications carriers and commercial customers. This segment also included our energy services business conducted by our wholly owned subsidiary, 1316664 Ontario Inc., formerly Ontario Hydro Energy Inc. (Ontario Hydro Energy). Effective April 30, 2002, we sold the competitive retail operations of this subsidiary and we are currently in the process of winding up its remaining operations (See Note 3 to the Consolidated Financial Statements).

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HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

REVENUES AND COSTS

We earn transmission revenues based on the peak demand for electricity across our high-voltage network. We earn distribution revenues based on a fixed periodic service charge combined with a variable charge that reflects the consumption of electricity by our distribution customers. The rates that we charge are subject to the decisions of the Minister of Energy and our regulator, the Ontario Energy Board (OEB). Distribution revenues include recovery for electricity used by our customers, the cost to deliver the electricity and related services to customers in our service territory.

Purchased power costs incurred in our distribution business primarily represent the cost of electricity delivered to customers within our distribution service area.

Our operation, maintenance and administration costs are comprised primarily of labour, material, equipment and purchased services in support of the operation and maintenance of the transmission and distribution systems. In addition, these costs include property taxes and payments in lieu thereof on our transmission and distribution lines, stations and buildings.

Depreciation and amortization expense primarily includes depreciation of our fixed assets in service and amortization associated with our regulatory assets.

Financing charges primarily consist of interest expense associated with our debt.

Since April 1, 1999, we have been making payments in lieu of corporate income taxes to Ontario Electricity Financial Corporation (OEFC) in accordance with the ELECTRICITY ACT, 1998 on the same basis as if we were subject to federal and provincial corporate taxes. We provide for payments in lieu of corporate income taxes relating to our regulated businesses using the taxes payable method as directed by the OEB.

REGULATION

Our industry has undergone significant restructuring initiated by the Province over the past several years. Under the ELECTRICITY ACT, 1998, as of April 1, 1999, the businesses of Ontario Hydro were reorganized into five separate corporations, including our company which, through wholly owned subsidiaries, operates as the successor to Ontario Hydro's electricity transmission, distribution and energy services businesses. This restructuring was in anticipation of Ontario's wholesale and retail electricity markets becoming open to competition, which officially occurred on May 1, 2002 (Open Access). On December 9, 2002, the Province enacted the ELECTRICITY PRICING, CONSERVATION AND SUPPLY ACT, 2002 (Bill 210), which amended the ELECTRICITY ACT, 1998 and other statutes for the purpose of implementing the Electricity Action Plan announced by the Premier of Ontario on November 11, 2002.

TRANSMISSION AND DISTRIBUTION RATES

Rates for our transmission business for periods preceding Open Access were set by the OEB to provide for an annual rate of return of 9.88% on the amount of common equity deemed to be allocated to this business. During this period, our company did not bill customers directly for transmission services. Instead, regulated transmission revenues were collected by Ontario Power Generation Inc.
(OPG) and paid to us pursuant to a revenue allocation agreement among the successor corporations. The revenue allocation agreement ceased upon Open Access and the Independent Electricity Market Operator (IMO) now remits payments to us based on the uniform transmission rates approved by the OEB for all transmitters across Ontario. Based on our estimated load, these rates were also set to provide for an annual rate of return of 9.88%.

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HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

Prior to Open Access, our distribution business purchased power on a fixed-price basis from OPG and charged our distribution customers a bundled rate for the generation, transmission and distribution of electricity. The bundled rates originally set by the OEB for 2000 provided for an annual rate of return of 9.88% on the amount of common equity deemed to be allocated to our distribution business. Bundled rates remained in place until Open Access.

During 2001 the wholesale cost of power to us was increased on two occasions. Effective June 1, 2001, the Province passed a regulation that increased to all distribution companies, including ours, the wholesale cost of power supplied by OPG by 0.7 cents per kWh. The OEB approved the incorporation of this non-distribution-related increase into customers' bundled rates. The wholesale cost of power to our distribution business was further increased by 1.15 cents per kWh effective October 1, 2001 so that after such increase our cost of power was consistent with the rate paid by other large distributors. On January 19, 2001, we applied, through Hydro One Networks Inc. (Hydro One Networks), to reduce the retail portion of our distribution revenue requirement which would have been effective October 1, 2001, from approximately $742 million to $646 million to substantially mitigate the impact on our customers of this increase in our cost of power, with this mitigation to be partially phased out over a three-year period. We commonly refer to this mitigation as our rate mitigation plan.

Commencing with Open Access, we purchase power from the IMO administered spot market and charge our distribution customers unbundled rates, including our OEB-approved distribution rates. These distribution rates are essentially the same as the distribution rates that were incorporated into bundled rates before Open Access.

On August 30, 2002, the OEB issued a rate order establishing unbundled distribution rates; this order reflected the OEB's June 12, 2002 decision regarding our application that we filed on January 19, 2001. The OEB approved an overall distribution revenue requirement (including that from retail rates, low voltage rates and miscellaneous charges) of $646 million effective October 1, 2001, $694 million effective March 1, 2002 and $742 million effective March 1, 2003. In addition, the OEB confirmed the interim approval for the recovery of approximately $8 million toward costs incurred to align our business systems and practices with the requirements of the competitive electricity market, commonly referred to as market ready costs.

ELECTRICITY PRICING, CONSERVATION AND SUPPLY ACT, 2002

Bill 210 was enacted for the purpose of implementing the Electricity Action Plan announced by the Premier of Ontario on November 11, 2002. The more significant provisions of Bill 210 for our transmission and distribution businesses are as follows:

o    Energy prices for low volume and designated consumers (as defined in Bill
     210) are fixed at 4.3 cents per kWh, retroactive to May 1, 2002. Most of our distribution customers (who consume, in the aggregate, approximately 70% of the energy we distribute) qualify for the fixed energy price. In recognition of commodity prices in excess of 4.3 cents per kWh for the period from May 1, 2002 to December 1, 2002, Bill 210 required distributors to issue a $75 refund to eligible consumers and to credit any remaining refund on future bills. The IMO has, and will continue to facilitate this price freeze through funding from OEFC, and accordingly we have reduced our distribution revenues and purchased power costs reported to the end of the third quarter of 2002 by $91 million, representing an increase of $22 million in the second quarter and a decrease of $113 million in the third quarter.

o Transmission and distribution rates are capped until at least April 30, 2006. A rate application can be made to the OEB before this date with the written approval of the Minister of Energy. Any rate increases that had been approved by the OEB but not implemented by December 1, 2002 were suspended. As a result, the March 1, 2003 increase and the rate changes associated with low-voltage charges for embedded local distribution companies and direct customers cannot be implemented. The $8 million increase in distribution revenues associated with market ready costs that was approved by the OEB for the 10 months starting May 1, 2002 will remain in rates until at least April 30, 2006.

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HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

o Effective December 1, 2002, the price paid by distributors to the IMO for wholesale market charges other than energy is largely fixed at the same price distributors are permitted to charge their customers. For the period May 1, 2002 to December 1, 2002, differences between the rates were accumulated in retail settlement variance accounts under the provisions of
     Article 490 in the OEB's ACCOUNTING PROCEDURES HANDBOOK for disposition through future offsetting variances or through approved rate adjustments.

o Bill 210 provides for the establishment or continuation of deferral accounts for certain amounts until disposition is addressed by the OEB. For our company, the most significant accounts include: the retail settlement variance accounts, market ready costs, and the revenue we would have billed had the low voltage facilities charges approved for embedded local distribution companies and direct customers been implemented. Bill 210 also provides for the continuation of a deferral account for the environmental remediation costs incurred by our distribution business in 2001 and 2002. The accounting treatment for these environmental costs was reviewed with the OEB as part of our rate mitigation plan.

The enactment of Bill 210 also effectively capped rates for both Hydro One Remote Communities Inc. (Hydro One Remote Communities), through which we service remote communities across northern Ontario, and Hydro One Brampton Inc. (Hydro One Brampton), which we acquired in 2001. All other local distribution companies that we purchased have been fully integrated within Hydro One Networks, our primary operating subsidiary. As a result of the rate cap, Hydro One Remote Communities' rate of return continues to reflect a 100% debt financed capital structure and Hydro One Brampton will not be able to implement the final rate increase to be able to achieve a 9.88% return on equity as originally proposed by the OEB.


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

REVENUES

TRANSMISSION. Transmission revenues increased by $58 million, or 5%, to $1,317 million in 2002. This higher revenue level reflects the increased peak usage of electricity caused by the unusually hot weather conditions that were primarily experienced in the second and third quarters of 2002.

DISTRIBUTION. Distribution revenues increased by $537 million, or 25%, to $2,695 million in 2002. This increase principally reflects the volume of electricity we distributed through our system this year. Higher revenues of $537 million were attributable to acquisitions of local distribution companies in 2001, including Hydro One Brampton which we purchased on July 31, 2001, and a new requirement to directly serve a number of commercial, industrial and local distribution companies that are connected to our low voltage system. Prior to the opening of the electricity market to competition on May 1, 2002, these customers purchased their electricity from OPG. Volume further increased as a result of weather related demand. After reducing our distribution revenue to reflect the commodity price of 4.3 cents per kWh for approximately 70% of the energy we distributed since May 1, 2002 as stipulated in Bill 210, the increase in revenues from commodity, associated charges and distribution rates was $51 million. This amount includes the impact of the OEB-approved rate changes effective October 1, 2001 and March 1, 2002. These increases in revenue from the sale and delivery of electricity were partially offset by reductions totaling $51 million in other revenue, including revenue attributable to the revenue allocation agreement that was in effect until Open Access and to non-energy services.

OTHER. Other revenues declined by $17 million to $32 million in 2002. These results primarily reflect the sale of substantially all of the assets pertaining to our competitive retail operations, effective April 30, 2002. See Note 3 to the Consolidated Financial Statements.

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HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

PURCHASED POWER

Purchased power costs increased by $604 million, or 48%, to $1,871 million in 2002. Purchased power costs increased by $498 million due to volume, including the acquisitions of local distribution companies, the additional customers that we are now required to directly serve and the weather related demand. After reducing purchased power costs to reflect the commodity price of 4.3 cents per kWh, purchased power costs further increased by $106 million as a result of commodity and associated charges. This amount includes the impact of the regulations passed by the Province, as discussed above under "Regulation", that effected two increases in the wholesale cost of power during 2001.

OPERATION, MAINTENANCE AND ADMINISTRATION

Total operation, maintenance and administration costs increased by $8 million, or 1%, to $832 million in 2002, due to the factors discussed below.

TRANSMISSION. Transmission operation, maintenance and administration costs increased by $20 million, or 6%, to $374 million in 2002. Expenditures necessary to operate and support our transmission system increased by $24 million as a result of the costs incurred to amalgamate the remaining operating centres as well as the costs associated with an initiative to further reduce staff levels. See "Staff Reduction Program" described below. This increase was partially mitigated by a reduction of $4 million in costs to sustain our transmission system. Lower costs required to support our power equipment maintenance and site infrastructure programs were partially offset by higher corrective maintenance costs on our overhead lines due to weather conditions.

DISTRIBUTION. Distribution operation, maintenance and administration costs declined by $8 million, or 2%, to $383 million in 2002. Expenditures necessary to operate and support our distribution system declined by $12 million due to a reduction in one-time costs to integrate the acquired utilities and lower costs to support non-energy services, partially offset by costs associated with an initiative to further reduce staff levels. See "Staff Reduction Program" described below. This reduction was further offset by an increase of $4 million in costs incurred to sustain our distribution system. Higher costs were incurred primarily to respond to increased customer trouble calls caused mainly by weather conditions and to service our larger territory, including that of Hydro One Brampton. These costs were substantially offset by a reduction in the vegetation management program.

OTHER. Other operation, maintenance and administration costs declined by $4 million, or 5%, to $75 million in 2002. These results primarily reflect the sale of substantially all of the assets pertaining to our competitive retail operations and the costs associated with winding up the remaining operations of the former Ontario Hydro Energy. See Note 3 to the Consolidated Financial Statements.

STAFF REDUCTION PROGRAM. In September 2002, we announced that staff levels would be reduced by approximately 140 employees, primarily from head office managerial and managerial support functions. The reduction, which is expected to result in ongoing savings of approximately $16 million per annum, was achieved by using voluntary and involuntary measures, including those available under collective agreements for some of the affected employees. A provision of $25 million has been charged to the results of operations for the estimated cost of achieving the staff reduction. See Note 4 to the Consolidated Financial Statements.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased by $27 million, or 7%, to $411 million in 2002. Depreciation expense increased by $20 million primarily due to the acquisitions of local distribution companies during 2001 as well as to in-service additions arising from our capital expenditure program. Amortization expense increased by $7 million primarily due to the amortization of the regulatory asset established for market ready costs.

FINANCING CHARGES

Financing charges increased by $3 million, or 1%, to $353 million in 2002. This increase reflects higher average levels of debt, partially offset by the impact of lower interest rates incurred on the debt outstanding.

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HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The provision for payments in lieu of corporate income taxes decreased by $34 million, or 13%, to $233 million in 2002. This reduction primarily reflects lower levels of income and a reduction in the statutory tax rate from 41.74% in 2001 to 38.62% in 2002. The impact of these reductions was partially offset by temporary differences, including the 2002 charge for the staff reduction program. This charge for the staff reduction program was recognized for accounting purposes in 2002, but will be deducted for tax purposes when the related cash payments are made.

NET INCOME

Net income decreased by $30 million, or 8%, to $344 million in 2002. This reduction in net income primarily reflects the phasing in of the October 1, 2001 increase in the wholesale cost of power to our distribution business into customer rates. This reduction in the distribution revenue requirement was put forward to help offset the impact on our customers of the October 1, 2001 increase in our wholesale cost of power. The impact of this reduction in our revenue requirement was partially offset by the higher transmission and distribution revenues experienced from volume attributable to the hot weather conditions experienced in the second and third quarters of 2002.

RELIABLE ENERGY AND CONSUMER PROTECTION ACT, 2002

On June 27, 2002, the Province passed the RELIABLE ENERGY AND CONSUMER PROTECTION ACT, 2002 (the Act) that amends several statutes relating to Ontario's energy sector, including the ownership and use of corridor land. Corridor land includes land in Ontario owned by our company that was used or acquired for the purposes of the transmission system, including any abutting land. Under the Act, ownership of all corridor and abutting land was transferred to the Province and we were given the right to use the land to operate the transmission system. We also retain the obligation to incur certain ongoing expenditures related to our use of this land, including maintenance, property taxes and any future environmental remediation work that may be required by the Province. The OEB is authorized to restrict or discontinue any use of the corridor land that interferes with the transmission system.

The transfer of the corridor land was effective December 31, 2002, resulting in ownership of transmission corridors and abutting lands with a net book value of approximately $259 million being transferred to the Province in exchange for an indefinite rights of use asset. In addition, ownership of land assets with a net book value of approximately $7 million, not currently in use, was transferred to the Province and applied as a reduction of shareholder's equity.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

REVENUES

TRANSMISSION. Transmission revenues declined by $1 million to $1,259 million in 2001. Tariff revenues increased by $31 million, or 3%, in 2001 as a result of transmission load growth in accordance with the revenue allocation agreement. This increase was offset by a decline in non-energy related service revenues of $32 million as a result of substantial one-time revenues recorded in 2000 relating to contract work preparing other industry participants for Open Access.

DISTRIBUTION. Distribution revenues increased by $455 million, or 27%, to $2,158 million in 2001. Revenues from the sale and delivery of electricity increased by $344 million, of which $268 million was attributable to the acquisitions of local distribution companies. In addition, revenues were higher as a result of the two rate increases related to the wholesale cost of power. The June 1, 2001 rate increase accounted for a $93 million rise in distribution revenues and the October 1, 2001 rate increase accounted for an additional $18 million.

OTHER. Other revenues increased by $17 million, or 53%, to $49 million in 2001. Energy services revenues increased by $10 million primarily due to increased sales of ancillary residential services. Substantially all of the assets pertaining to our competitive retail operations were sold effective April 30, 2002. See Note 3 to the Consolidated Financial Statements. Revenues from our telecommunications business increased by $7 million, primarily from sales of dark fibre capacity to major carriers.

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

HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

PURCHASED POWER

Purchased power costs increased by $408 million, or 47%, to $1,267 million in 2001. The increase attributable to acquisitions and volume growth totaled $265 million, including $211 million attributable to acquisitions of local distribution companies. In addition, as discussed above under "Regulation", the Province passed regulations effecting two increases in the wholesale cost of power during 2001. The June 1, 2001 and October 1, 2001 increases and a change in the pricing methodology of OPG resulted in higher purchased power costs totaling $143 million.

OPERATION, MAINTENANCE AND ADMINISTRATION COSTS

Total operation, maintenance and administration costs declined by $39 million, or 5%, to $824 million in 2001, due to the factors discussed below.

TRANSMISSION. Transmission operation, maintenance and administration costs declined by $79 million, or 18%, to $354 million in 2001. Expenditures necessary to sustain our transmission system, including preventive and corrective maintenance on transformer stations, transmission lines and telecommunications equipment, declined by $17 million. In addition to achieving a full year of savings in 2001 as a result of the substantial completion of a staff reduction program in 2000 which was initiated in 1999 (1999 staff reduction program) we embarked on a number of initiatives to enhance productivity, such as improving labour utilization. Key initiatives to improve labour utilization included a hiring hall established with the Power Workers' Union to provide staffing flexibility and the use of temporary headquarters to reduce travelling time for our line and forestry crews. Expenditures to operate and support our transmission system declined by $24 million, primarily as a result of the 1999 staff reduction program. In addition, costs incurred to provide non-energy-related services declined by $38 million due to the substantial completion of work in 2000 for other industry participants in preparation for Open Access.

DISTRIBUTION. Distribution operation, maintenance and administration costs increased by $3 million, or 1%, to $391 million in 2001. Costs incurred to sustain our distribution system, including our remote system, which are related primarily to customer trouble calls to restore power, vegetation management and line and station maintenance work, increased by $38 million. We also incurred an additional $13 million in one-time operation, maintenance and administration costs to integrate acquired local distribution companies. We achieved a reduction of $48 million in costs to operate and support our distribution system, primarily from the 1999 staff reduction program as well as productivity initiatives similar to those of our transmission business.

OTHER. Other operation, maintenance and administration costs increased by $37 million to $79 million in 2001. This increase was primarily associated with the growth of our telecommunications business and our energy services business. Substantially all of the assets pertaining to our competitive retail operations were sold effective April 30, 2002. See Note 3 to the Consolidated Financial Statements.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased by $36 million, or 10%, to $384 million in 2001. Depreciation expense increased by $30 million primarily due to the acquisitions of local distribution companies as well as to our expanded capital expenditure program. Amortization expense increased by $6 million, of which $5 million was due to the amortization of the regulatory asset recorded effective January 1, 2001 for the recovery of costs required to remediate past environmental contamination and $1 million was due to the amortization of goodwill related to the acquisitions of local distribution companies.

FINANCING CHARGES

Financing charges increased by $10 million, or 3%, to $350 million in 2001. This increase principally reflects higher average levels of debt.

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HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The provision for payments in lieu of corporate income taxes increased by $60 million, or 29%, to $267 million in 2001. This increase reflects higher levels of income and lower available tax deductions, partially offset by a reduction in the statutory tax rate from 43.95% in 2000 to 41.74% in 2001. Lower tax deductions were primarily attributable to the absence in 2001 of tax deductions available in 2000 related to the 1999 staff reduction program and capital cost allowance deductions. Tax deductions related to the staff reduction program were primarily taken in 2000 when the related cash payments were made.

NET INCOME

Net income decreased by $4 million, or 1%, to $374 million in 2001. This reduction in net income primarily reflects a higher provision for payments in lieu of corporate income taxes from lower available tax deductions, partially offset by an increase in contribution from higher electricity sales. The increase in contribution attributable to higher electricity sales volume was reduced by the revenue shortfall resulting from the phasing-in of the October 1, 2001 increase in the wholesale cost of power to our distribution business into customer rates.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended March 31, 2001 through December 31, 2002. This information has been derived from our unaudited interim Consolidated Financial Statements which, in the opinion of our management, have been prepared on a basis consistent with the audited annual Consolidated Financial Statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of our financial position and results of operations for those periods. These operating results are not necessarily indicative of results for any future period and should not be relied upon to predict our future performance.

QUARTER ENDED                     MAR 31,  JUNE 30,   SEPT 30,   DEC 31,    MAR 31,   JUNE 30,  SEPT 30,    DEC 31,
(CANADIAN DOLLARS IN MILLIONS)       2001      2001       2001      2001       2002       2002      2002       2002
--------------------------------------------------------------------------------------------------------------------
Total revenues(1)                    816        722       880      1,048     1,022        910      1,131       981
Net income                           134        114       103         23       106         99        112        27
Net income to
  common shareholder                 129        110        98         19       101         95        107        23
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1)Total revenues have been restated from amounts presented for the quarters subsequent to May 1, 2002 to reflect the fixed commodity price stipulated by Bill 210 of 4.3 cents per kWh for low volume and designated customers. As purchased power was revised by the same amount, there was no impact on net income and net income to common shareholder.


LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCE REQUIREMENTS

Our principal liquidity and capital resource requirements consist of the following:

o capital expenditures to maintain, improve and expand our transmission and distribution assets;

o        servicing and repayment of our debt;

o        outsourcing arrangement;

o        investing activities; and

o        dividends.

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HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

CAPITAL EXPENDITURES

Our total capital expenditures amounted to $570 million in 2002, representing an increase of $4 million over spending levels of $566 million in 2001. Capital expenditures in 2001 were $120 million higher than 2000 levels of $446 million. These amounts exclude capital expenditures associated with acquisitions of local distribution companies of $468 million in 2001 and $23 million in 2000. We did not acquire any material local distribution companies in 2002.

TRANSMISSION. Capital expenditures for our transmission business were $260 million, $274 million and $280 million in 2002, 2001, and 2000, respectively. Capital expenditures on transmission stations, lines, equipment and telecommunications refurbishment were $145 million in 2002, lower than spending levels in 2002 and 2001 of $184 million and $183 million, respectively. The decrease in 2002 relative to 2001 was primarily due to efficiencies associated with the replacement of our microwave radio system, as well as some deferrals in proceeding with our station refurbishment program. In 2001, increased spending on telecommunications facilities for transmission was partially offset by lower pole replacement work compared to 2000. Capital expenditures incurred to expand our transmission system were $51 million, $60 million and $64 million in 2002, 2001 and 2000, respectively. The reduction in 2002 was caused by delays in proceeding with an interconnection project with Hydro Quebec. This project was initiated to provide additional capacity of 1,250 megawatts between the two transmission systems. We are currently in the process of investigating options to advance this project or other interconnection projects. Capital expenditures supporting transmission operations increased to $64 million, compared to $30 million and $33 million in 2001 and 2000, respectively. The increased spending in 2002 was associated with the amalgamation of our operating centres, including the construction of an integrated facility through which we expect to achieve improved cost efficiencies, supply reliability and an enhanced level of service to our customers.

DISTRIBUTION. Capital expenditures for our distribution business, excluding expenditures associated with acquisitions of local distribution companies, were $286 million in 2002, compared with $247 million and $152 million in 2001 and 2000, respectively. Customer-demand-driven capital expenditures increased to $141 million in 2002, compared with $114 million in 2001 and $79 million in 2000. The expansion of our service territory through acquisitions of local distribution companies has contributed to the increases since 2000. In addition, we further upgraded our system capacity in 2002. Capital expenditures incurred to sustain our distribution asset base amounted to $115 million in 2002, compared with $83 million and $34 million in 2001 and 2000, respectively. Spending requirements have increased since 2000 as a result of our expanded service territory and storm damage, which was particularly significant in 2002 as intense storms were experienced throughout the year. In 2001, our wood pole replacement program was also enhanced in response to an asset condition study. Capital expenditures supporting distribution operations declined to $30 million, compared to $50 million and $39 million in 2001 and 2000, respectively. The increased spending requirements in 2001 reflected the preparation of our systems and processes for Open Access.

OTHER. Capital expenditures for our other businesses amounted to $24 million in 2002 compared with $45 million in 2001, and $14 million in 2000. Expenditures in 2002 reflected minimal spending requirements for the energy services business, the impact of which was partially offset by the increased spending to support our emerging telecommunications business through the construction of a diverse fibre-optic network between Buffalo, Ottawa and Montreal. Increased expenditures in 2001 reflected the lighting of dark fibre in the Windsor, Fort Erie and Ottawa corridor, and the initiation of construction of the fibre-optic network between Buffalo, Ottawa and Montreal.

FUTURE CAPITAL EXPENDITURES

In 2003, capital expenditures are budgeted at approximately $615 million, an increase of $45 million over our 2002 levels. The budgets for our transmission and distribution businesses are $335 million and $250 million, respectively. Other capital expenditures are budgeted at $30 million and are primarily related to the further enhancement of our fibre-optic network in support of our growing telecommunications business. We expect our capital expenditures to continue to remain relatively stable for the next few years.

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HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


Our 2003 capital budget for transmission and distribution includes the continuation of a number of major projects that are to be completed in 2004 and 2005, as well as the ongoing sustainment requirements of the transmission and distribution systems. In 2003, we will continue with the construction of the integrated operating centre to replace our eight territory operating centres which began last year, and will be completed in 2004. The major construction program for the integrated operating centre was completed in 2002 and, in 2003, staff relocation will begin as new systems and tools are completed. The amalgamation of the two remaining operating centres will occur in 2004. Increased expenditures are also required for load customer connections and area supply adequacy which is in response to the IMO's assessment of the ability of existing and committed generation and transmission facilities to meet the needs of Ontario over the next ten-years. Investments in our distribution system will also continue to be made in new connections, upgrades and system capability reinforcements.

SERVICING AND REPAYMENT OF OUR DEBT

As at December 31, 2002, we had long-term debt outstanding of $4,579 million, including the current portion, with a weighted-average interest rate of 7.6%. Of this amount, $2,529 million is payable to OEFC and $2,050 million is publicly held. Outstanding short-term promissory notes amounted to $579 million with a weighted-average interest rate of 2.9%.

On January 24, 2003, we announced that OEFC intends to sell some or all of its Hydro One debt in the Canadian public debt markets, commencing early in 2003. The notes payable to OEFC mature between 2003 and 2007, with a weighted-average term to maturity of approximately two years. In order to facilitate the sale, we agreed in principle with OEFC to restructure some or all of the Hydro One debt held by OEFC.

On February 13, 2003, our Board of Directors approved the exchange of up to $1.9 billion of existing debt with a weighted-average interest rate of approximately 8% for up to approximately $2.15 billion of debt with a weighted-average interest rate of approximately 4%. This debt restructuring will result in lower cash interest payments for us from 2003 through 2007 and a corresponding increase in the principal amount of the debt payable at maturity. The maturity dates will remain essentially unchanged.

On January 28, 2003, we issued notes with a principal amount of $500 million under our medium term note program. The notes were issued in two tranches: a re-opening of Series 3 for $300 million at a coupon rate of 5.77% due November 15, 2012 and Series 4 for $200 million at a coupon rate of 6.35% due January 31, 2034. The total outstanding for Series 3 is now $600 million.

We plan to refinance debt maturing during 2003 and 2004 principally through our medium term note program. Our publicly held notes and debentures, including the debt financing completed on January 28, 2003, mature between 2005 and 2034.

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HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


OUTSOURCING ARRANGEMENT

On March 1, 2002, we commenced an outsourcing services agreement with Inergi LP (Inergi), an affiliate of Cap Gemini Ernst & Young Canada Inc. Under this agreement, Inergi provides, among other things, customer service operations, supply management, pay operations, information technology, and finance and accounting services over a ten-year term. As part of this outsourcing arrangement, approximately 900 of our employees were transferred to Inergi. The initial fee payable to Inergi will be approximately $130 million in the first full year of the contract declining to approximately $90 million in the tenth year of the agreement, net of inflation adjustments and subject to decreases based on external benchmarking analysis every three years. Because this outsourcing arrangement provides for a defined competitive and continuously improved price for the outsourced services, we believe that it will allow us to continue to reduce our cost base and improve our competitive position. As part of this agreement, we are still responsible for the capital expenditures associated with these services.

INVESTING ACTIVITIES

Cash used for investing activities decreased by $470 million, or 46%, to $543 million in 2002 and increased by $475 million, or 88%, to $1,013 million in 2001, compared to the prior years. The level of expenditures in 2001 reflects the acquisition of the majority of the 89 local distribution companies that we have purchased since April 1, 1999. While we have not made any significant acquisitions in 2002, we spent $475 million in 2001 and $23 million in 2000 to acquire local distribution companies. Cash used for investing activities in 2002 also reflects proceeds of $50 million from the sale of substantially all of the assets pertaining to our competitive retail operations, effective April 30, 2002. See Note 3 to the Consolidated Financial Statements.

There are no specific acquisitions currently pending or under consideration. Any future transactions are not expected to be significant and we believe that we will have access to sufficient sources of liquidity and capital resources to complete such acquisitions.

DIVIDENDS

We paid dividends to the Province on our outstanding preferred shares and common shares totaling $192 million in 2002, $258 million in 2001 and $398 million in 2000. Dividends paid in 2000 include $171 million pertaining to 1999 that were paid in conjunction with the issuance of shares to the Province on March 31, 2000.

Our outstanding preferred shares are entitled to a total annual cumulative dividend of $18 million, payable on a quarterly basis.

The dividends on our common shares are declared at the discretion of our board of directors, and are recommended by our management based on our results of operations, financial condition, cash requirements and other relevant factors, such as industry practice and shareholder expectations. In 2002, dividends on our common shares in the amount of $174 million were declared, as compared with $240 million in 2001 and $371 million in 2000. Of the dividends declared during 2000, $158 million were declared in respect of the nine months ended December 31, 1999.

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HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


SUMMARY OF CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table presents a summary of our debt and other major contractual obligations, as well as other major commercial commitments.

DECEMBER 31, 2002 (CANADIAN DOLLARS IN MILLIONS)        TOTAL          2003     2004/2005     2006/2007   AFTER 2007
---------------------------------------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS (DUE BY YEAR):
Short-term notes payable                                  579           579            -             -             -
Long-term debt(1)                                       4,579           651        1,189           889         1,850
Operating lease commitments                                25            10           10             2             3
Inergi LP outsourcing agreement                           919           120          216           199           384
---------------------------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL OBLIGATIONS                           6,102         1,360        1,415         1,090         2,237
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
OTHER COMMERCIAL COMMITMENTS (BY YEAR OF EXPIRY):
Bank line(2)                                            1,000           750          250             -             -
Letters of credit(3)                                      147           147            -             -             -
Guarantees(3)                                             275           275            -             -             -
---------------------------------------------------------------------------------------------------------------------
TOTAL OTHER COMMERCIAL COMMITMENTS                      1,422         1,172          250             -             -
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1)On January 28, 2003, we issued notes with a principal amount of $500 million under our medium term note program. The notes were issued in two tranches: a re-opening of Series 3 for $300 million at a coupon rate of 5.77% due November 15, 2012 and Series 4 for $200 million at a coupon rate of 6.35% due January 31, 2034. This debt financing is not reflected in the Summary of Contractual Obligations and Other Commercial Commitments as at December 31, 2002.

(2)As a backstop to our commercial paper program, we have a revolving standby credit facility with a syndicate of banks of $750 million for a 364-day term and $250 million for a five-year term.

(3)We currently have bank letters of credit of $97 million outstanding relating to retirement compensation arrangements. We have also provided prudential support to the IMO as required by the Market Rules, using a combination of bank letters of credit of $50 million and parental guarantees of $275 million. The amount of prudential support that we provide in the form of bank letters of credit to the IMO is dependent on our long-term credit ratings from major Canadian and U.S. rating agencies. For example, the amount of bank letters of credit provided would need to increase if our credit ratings deteriorated.

Payments in respect of operating leases and our outsourcing agreement with Inergi are recorded under operation, maintenance and administration costs on our statement of operations or in our capital programs. The amounts in the above table under short-term notes payable and long-term debt are not charged to our results of operations, but are reflected on our balance sheet and statement of cash flows. Interest associated with this debt is recorded under financing charges on our statement of operations or in our capital programs, but these financing charges are not reflected in the above table.

SOURCES OF LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity and capital resources are the following:

o        funds generated from operations;

o        debt capital markets borrowings; and

o        bank financing.


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HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


OPERATING ACTIVITIES

Net cash generated from operations was $492 million in 2002 compared with $914 million in 2001 and $725 million in 2000. The reduction of $422 million in 2002 reflects the increase in accounts receivable combined with the reduction in accounts payable and accrued charges. Since Open Access, our billing cycles have been delayed because commodity-billing rates are not available from the IMO until 10 working days after the end of each month, however we are still required to remit payment within 2 days of receiving our invoice for purchased power. Further, accounts payable and accrued charges have declined due to the reduction in our December invoice from the IMO for purchased power, which reflected the reduction to 4.3 cents per kWh for our low volume and designated customers, and a lower provision for payments in lieu of corporate income taxes.

The increase of $189 million in 2001 reflects significantly higher accounts payable and accrued charges, primarily from increases in the cost and volume of wholesale power, the operations of the acquired local distribution companies and higher provision for payments in lieu of corporate income taxes. The increase in accounts payable and accrued charges was partially offset by higher levels of accounts receivable from our electricity customers due to the increase in our customer base and the rate increases attributable to the wholesale cost of power.

FINANCING ACTIVITIES

Financing activities provided $40 million in 2002 compared with $99 million in 2001, and required cash resources of $679 million in 2000.

Short-term liquidity is provided through funds from operations and our commercial paper program, under which we are authorized to issue up to $1 billion in short-term notes with a term to maturity of less than 365 days. This program is supported by committed revolving credit agreements with a syndicate of banks of $750 million for a 364-day term and $250 million for a five-year term. At December 31, 2002, we had $579 million of short-term notes outstanding. The remaining short-term liquidity available of approximately $421 million under this program, together with anticipated levels of funding from operations, should be sufficient to fund our normal operating requirements.

Long-term financing is provided by our access to the debt markets, including our medium term note program. The maximum authorized principal amount of medium term notes issuable under this program is $2.5 billion and is currently available until July 2003, at which time we plan to renew the program for an additional two years. We intend to use the medium term note program to meet most of our borrowing requirements for the foreseeable future. At December 31, 2002, we had $1,050 million principal amount of medium term notes outstanding. After considering our most recent debt financing that was completed on January 28, 2003, we have approximately $950 million principal amount issuable under this program. We believe that we will be able to issue medium term notes on satisfactory terms, taking into account, among other factors, the investment grade ratings for our long-term senior, unsecured debt from major Canadian and U.S. rating agencies.

                                                                           RATING
                                                       ------------------------------------------------
RATING AGENCY                                              SHORT-TERM DEBT          LONG-TERM DEBT
-------------------------------------------------------------------------------------------------------
Standard & Poor's Rating Services Inc.(1)                        A-1                      A
Dominion Bond Rating Service Inc.(2)                          R-1 (low)                   A
Moody's Investor Services Inc.(3)                              Prime-1                    A2
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(1)On November 13, 2002, Standard & Poor's Rating Services Inc. placed Hydro One's short and long-term credit ratings on CreditWatch negative.

(2)On December 10, 2002, Dominion Bond Rating Service Inc. placed Hydro One's long-term credit rating on negative outlook.

(3)On January 24, 2003, Moody's Investor Services Inc. placed Hydro One's long-term credit ratings on review for possible upgrade.

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HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


In 2002, we issued $500 million in debt under our medium term note program and had a net increase in short-term notes of $169 million under our commercial paper program. During 2002, we repaid approximately $443 million of debt owing to OEFC. In 2001, we issued $550 million in debt under our medium term note program, had a net increase in short-term notes of $280 million under our commercial paper program and repaid $474 million of debt payable to OEFC. In 2000, the proceeds of our $1 billion inaugural bond issue, as well as other cash resources, including a net increase of $130 million in commercial paper, were used to repay $1,399 million of debt payable to OEFC.


RISK MANAGEMENT

We have an enterprise risk management program that aims at balancing business risks and returns. An enterprise-wide approach enables regulatory, strategic, operational and financial risks to be managed and aligned with our strategic business objectives.

While our philosophy is that risk management is the responsibility of all employees, the Audit and Finance Committee of our Board of Directors has been mandated to review annually our company's risk tolerances, our risk profile and the status of our internal control framework. Our President and Chief Operating Officer has ultimate accountability for risk management. The Hydro One Leadership Team, comprising direct reports to the President and Chief Operating Officer, provides senior management oversight of risk in the company. Our Chief Financial Officer is responsible for the ongoing monitoring and review of our risk profile and practices and for ensuring that the risk management program is an integral part of our business strategy, planning and objective setting. Each of our subsidiaries is required to complete a formal risk assessment and to develop a risk mitigation strategy.

The Audit and Finance Committee, the President and Chief Operating Officer and the Chief Financial Officer are supported by our Chief Risk Officer. This support includes coordinating risk policies and programs, establishing holding company and subsidiary risk tolerances, preparing risk assessments and profiles and assisting line and functional managers in fulfilling their responsibilities. Our internal audit staff is responsible for performing independent reviews of the effectiveness of risk management policies, processes and systems.

MARKET RISK

Market risk refers primarily to the risk of loss that results from changes in interest rates, foreign exchange rates and commodity prices.

All of the long-term debt outstanding at December 31, 2002 is denominated in Canadian dollars and bears interest at various rates, with a weighted-average interest rate of 7.6%. We are exposed to fluctuations in interest rates as maturing debt is refinanced and periodically utilize interest rate swap agreements to mitigate elements of the interest rate risk. At the end of 2002, offsetting interest rate swap agreements with the same counter-parties were outstanding with notional principal amounts of $167 million. These agreements mature in 2011. We estimate that a 1% change in interest rates on the refinancing of long-term debt maturing in 2003 and 2004 would affect net income by approximately $2 million in 2003 and $7 million in 2004. Accordingly, we estimate that a 1% increase in interest rates in respect of our indebtedness will not have a material effect on our results of operations for 2003 or 2004. We cannot make any prediction concerning actual interest rate movements in 2003 or 2004.

Although we are not currently exposed to fluctuations in currency exchange rates, we may decide in the foreseeable future to issue foreign currency debt.

We are not exposed to commodity risk. We sold our competitive retail operations, effective April 30, 2002 and we do not engage in energy trading. With respect to our regulated transmission and distribution businesses, the OEB allows all distributors to pass commodity costs through to their customers. We do, however, experience volume risk. Rates for our transmission and distribution businesses are based on projected electricity consumption levels. A significant reduction in actual consumption levels from projections could negatively affect the rates of return of these businesses. In the event of reductions resulting from unusual circumstances, we could apply to the Minister of Energy or, subsequent to April 30, 2006, to the OEB for a rate redress.

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

HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


CREDIT RISK

Financial assets create a risk that a counter-party will fail to discharge an obligation, causing a financial loss. Currently, there are no significant concentrations of credit risk with respect to any class of financial assets. Our revenue is earned from a broad base of customers. As a result, we currently do not earn a significant amount of revenue from any single customer. With the commencement of Open Access, we are required to procure wholesale power on behalf of competitive retailers and embedded distribution companies for resale to their customers. The resulting concentrations of credit risk are mitigated through the use of various security arrangements, including letters of credit, which are incorporated into our service agreements with these retailers in accordance with the OEB's RETAIL SETTLEMENTS CODE.

Derivative financial instruments result in exposure to credit risk, since there is a risk of counter-party default. We monitor and minimize credit risk through various techniques including dealing with highly-rated counter-parties, limiting total exposure levels with individual counter-parties and by entering into master agreements which enable net settlement.

RISK OF RECOVERY OF REGULATORY ASSETS

Regulatory assets primarily represent costs that have been deferred because it is probable that they will be recovered in future rates. Regulatory assets recognized as at December 31, 2002 are disclosed in Note 9 to the Consolidated Financial Statements. The rate cap created by Bill 210 limits the opportunity to recover increased costs and capital spending above current rate base levels through rates during the rate cap period, which is currently until at least April 30, 2006. A rate application can be made to the OEB before the end of this period with the written approval of the Minister of Energy. Bill 210 sets out the grounds for approval and stipulates that in deciding whether to give approval, the Minister must consider the interests of consumers with respect to prices and the reliability and quality of electricity services.

Current transmission and distribution rates provide for recovery of a significant amount of our regulatory assets. We have recognized some regulatory assets that are not incorporated in current rates. These regulatory assets primarily include the retail settlement variance accounts and the market ready costs in excess of the interim recovery of $8 million approved by the OEB. Bill 210 provides for the continuation of deferral accounts for these regulatory assets, as well as for a deferral account for the low voltage charges for direct customers and embedded local distribution companies that were approved but not implemented by December 1, 2002. In addition, the Minister of Energy has indicated, in a January 23, 2003 letter to distributors, that he will ask the OEB to complete, no later than December 31, 2003, a review of applications by distributors for recovery of the amounts that Bill 210 deems to be regulatory assets. The letter states that once the OEB completes its review and confirms the amounts to be recovered, recovery will commence no later than 2006.

We continue to believe that it is probable that our regulatory assets will be recovered through future rates, although there is more uncertainty today about full recovery than existed before Bill 210. In recognition of the increased uncertainty, we will not be reflecting the low voltage charges for direct and embedded local distribution companies in our results of operations or balance sheet for external financial reporting purposes. This revenue is estimated to be $26 million annually. We intend to seek recovery of the retail settlement variance accounts, the remaining market ready costs and the unrecorded low voltage charges, together with interest, through future rate applications.

We continually assess the likelihood of recovery of regulatory assets. If recovery through future rates was no longer considered probable, the amounts would be charged to the results of operations in the period that the assessment was made. If a future regulatory decision was made by the OEB or the Minister of Energy to allow recovery of the low voltage charges, we would recognize a gain in the results of operations in the period that such a decision was made.

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HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


PENSION RISK

We have a defined benefit registered pension plan for the majority or our employees. We have not been required to contribute to the pension plan because the actuarial valuation used to establish the contribution level indicated that the plan had a surplus. We are required to revalue our pension plan no later than December 31, 2003. As a result of the decline in financial market conditions since 2000 and the decline in long-term interest rates, we currently estimate that contributions of approximately $100 million per year could be required once our next actuarial valuation is filed. Our contributions would commence in 2004 and would continue each year until 2006. Subsequent to 2006, contributions levels would be based on the actuarial valuation required to be completed by December 31, 2006. The actual amount of the contributions that may be required in the future will depend on future investment returns, changes in benefits or actuarial assumptions. Such contributions will be attributed to labour and charged to results of operations or capitalized as part of the cost of fixed assets.

Similarly, the outsourcing agreement with Inergi includes a risk sharing agreement that could involve our company or Inergi making a payment related to a future imbalance between pension fund assets and liabilities for transferred staff covered by the Inergi Pension Plan. The risk sharing agreement will be settled based on data available on December 31, 2004 and will depend on economic factors and pension fund rates of return. If this risk sharing agreement had been settled on December 31, 2002, we would have been required to pay Inergi approximately $23 million.

We intend to seek recovery of any increased ongoing expenses related to pension costs through future rate applications for our transmission and distribution businesses. Although cash contributions could be required commencing in 2004, our rate applications may be deferred until at least May 1, 2006, unless the Minister of Energy approves the submission of a rate application to the OEB.

ENVIRONMENTAL RISK

We manage a number of environmental risks that are primarily related to contaminated land, polychlorinated biphenyls (PCBs), spills and leaks. We have developed specific environmental management programs for these risks, including a program to systematically assess and remediate, if necessary, contaminated land and a program to identify and safely destroy PCB-contaminated equipment. We also have a program to respond to spills and to reduce the amount of insulating oil leaking from equipment.

We estimate our future expenditures associated with land assessment and remediation and PCB management. As at December 31, 2002, our estimate for future expenditures associated with land assessment and remediation was approximately $65 million. For the purpose of this estimate, we assume that remediation will be conducted, as necessary, where contamination exists off-site and exceeds Ontario Ministry of the Environment guidelines and remedial activities are required to prevent further off-site migration. We have also assumed that the Ontario Ministry of the Environment, the Federal Department of Indian Affairs and Northern Development and affected Indian bands will support our approach to assessment and remediation and that existing environmental regulations will not change. As at December 31, 2002, our estimate of future expenditures for PCB management was approximately $153 million. This estimate assumes that existing environmental regulations regarding PCB management will not change. Our estimates are reviewed regularly and we currently expect to incur these PCB-related expenditures through to the end of 2020. As at December 31, 2002, our estimate of the net present value of the future expenditures under both programs was approximately $160 million. A regulatory asset was established at the beginning of 2001, after OEB approval, to reflect the recovery of these expenditures through our future rates.

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

HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


RISKS RELATED TO TRANSFER OF ASSETS ON INDIAN LANDS

We are exposed to financial risk associated with the cost to complete the transfer to our company of title to assets located on Indian lands in connection with the acquisition of our operations on April 1, 1999. Transfer of title to these assets did not occur because authorizations originally granted by the Minister of Indian Affairs and Northern Development (Canada) for the construction and operation of these assets could not be transferred without the consent of the Minister and the relevant Indian bands or bodies or, in several cases, because the authorizations had either expired or had never been properly issued. We manage these assets, which are currently owned by OEFC.

We have been negotiating with the relevant Indian bands and bodies to obtain the authorizations and consents necessary to complete the transfer of these transmission, distribution and other assets. We cannot predict the total amount that we may have to pay to obtain the required authorizations and consents. We expect to pay more than $850,000 per year, which was the amount previously paid to these Indian bands and bodies by Ontario Hydro and which is the total amount of allowed costs in the transitional rate orders. If, after taking all reasonable steps, we cannot otherwise obtain the authorizations and consents from the Indian bands and bodies, OEFC will continue to hold these assets for an indefinite period of time. Alternatively, we may have to relocate these assets from the Indian lands to other locations at a cost that could be substantial, or, in a limited number of cases, abandon a line and replace it with diesel generation facilities. In such cases, we could apply to the Minister of Energy, or subsequent to April 30, 2006, the OEB to recover these costs in future rate orders.


CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingencies. We base our estimates and judgements on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgements under different assumptions or conditions.

We believe the following critical accounting policies involve the more significant estimates and judgements used in the preparation of our financial statements:

REGULATORY ASSETS AND LIABILITIES

We operate in a regulated environment. As a result, regulated assets and liabilities arise as part of the rate-making process and represent timing differences between costs being incurred or revenues being recognized versus when these amounts are reflected in rates. Regulatory assets on the balance sheet as at December 31, 2002 amounted to $570 million and principally relate to employee future benefits other than pension; estimated future expenditures required to remediate past environmental contamination (land remediation and PCB removal); market-ready costs; and the retail settlement variance accounts. We have also recorded a regulatory liability pertaining to pension costs.

These assets and liabilities can be recognized for rate-setting purposes and on financial statements only to the extent that the Minister of Energy or OEB, accepts the relevant regulatory treatment. If in a future decision, the OEB subsequently determines that the existing regulatory treatment is no longer acceptable, that regulatory asset or liability would no longer be supportable and, accordingly, would have to be charged or credited to results of operations in the period in which that determination is made.

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

HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


EMPLOYEE FUTURE BENEFITS

We provide employee future benefits to our current and retired employees, including pension, group life insurance, health care, workers' compensation and long-term disability.

In accordance with our rate orders, we record pension costs when employer contributions are paid to the pension fund in accordance with the PENSION BENEFITS ACT (Ontario). We record employee future benefits other than pension costs on an accrual basis. Both of these costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management's best estimates. The assumptions were determined by management with reference to the recommendations of our actuary. The following are the significant assumptions used to determine employee future benefit costs in 2002:

                                                                                          EMPLOYEE FUTURE
                                                                                        BENEFITS OTHER THAN
                                                                      PENSION                 PENSION
--------------------------------------------------------------------------------------------------------------
Expected rate of return on plan assets                                 7.25%                     -
Weighted-average discount rate                                         6.50%                   6.67%
Rate of compensation scale escalation                                  3.50%                   3.50%
Rate of cost of living increase                                        2.50%                   2.50%
Average remaining service life of employees (years)                     12                       12
Rate of increase in long-term medical costs(1)                           -                     4.50%
Rate of increase in dental costs(2)                                      -                     4.50%
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

(1)14.10% grading down to 4.50% after eleven years.

(2) 7.30% for four years, 4.50% thereafter.

The return on plan assets of 7.25% is based on current expectations of long-term rates of return, and reflects a pension asset mix consistent with the fund's investment policy of 60% held in listed equity securities and 40% held in corporate and government debt securities. Returns on the respective portfolios are determined with reference to published Canadian and U.S. stock indices and long-term bond and treasury bill indices. The weighted-average discount rate is determined by reference to the most recently available market interest rates based on AA corporate bond yields reflecting an average duration of 12.5 years.

As a result of the decline in financial market conditions, our actual rate of return on plan assets in recent years has been significantly lower than the assumed rate of return on plan assets. However, the assumed rate of return reflects our long-term expectations. We believe that this assumption is reasonable because, with the fund's balanced investment approach, the higher volatility of equity investment returns is offset by the greater stability of fixed income and short-term investment returns. The net result, on a long-term basis, is a somewhat lower return than might be expected by investing in equities alone. Interest rates have also declined below our assumed weighted-average discount rate used to calculate the present value of our pension liabilities. As a result of the decline in financial market conditions and the decline in long-term interest rates, we currently estimate that contributions of approximately $100 million per year could be required once our next actuarial valuation is filed, which will occur no later than December 31, 2003. A 1% reduction in the assumed rate of return would result in an increase in 2004 funding requirements of about $2 million.

The costs of employee future benefits other than pension are determined at the beginning of each year, based on an estimate of new claims costs and interest costs on the new and existing claims. Per capita claim costs have been increasing most recently as a result of rising health care cost trends, primarily for drug and other medical benefit costs. A 1% increase in the health care cost trends would result in an increase in the benefit cost of about $7 million per year.

Employee future benefits are included in labour costs and charged to results of operations or are capitalized as part of the cost of fixed assets. Changes in the assumptions will affect the amount of the employee future benefits and the current year charge to our results of operations or the amount capitalized to the cost of fixed assets.

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

HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

ENVIRONMENTAL LIABILITIES

We estimate our total liability for remediation of past environmental contamination and management of PCBs based on the net present value of these estimated future expenditures. We also review estimates of future environmental expenditures on an ongoing basis. These future expenditures are estimated in accordance with current environmental laws and regulations and estimates of long-term interest rates. If environmental laws and regulations or long-term interest rates change, the net present value of our environmental liabilities will be affected.

GOODWILL

In assessing the recoverability of goodwill, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the reporting unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges related to goodwill. An impairment review of goodwill was carried out during 2002 subsequent to the enactment of Bill 210. As a result of our review, we determined that no impairment of goodwill for our company existed as at December 31, 2002.

In general, in the event that our estimates and judgements incorporated in the above critical accounting policies differ from actual results, or if the Minister of Energy or the OEB, for any reason, does not set rates consistent with these policies or changes its position in respect of any of these policies, then the resulting effect on our results of operations and financial position could be material.


OUTLOOK

Our company is one of North America's largest transmission and distribution utilities. Our transmission system serves substantially the entire province of Ontario, where we are also the largest distributor. We distribute electricity to approximately 1.2 million customers located within urban, rural and remote regions of the province. Our primary focus continues to be the safe, reliable and efficient operation of our high voltage transmission and low-voltage distribution assets. These values also continue to be pursued within our growing telecommunications business.

As previously discussed, the Province announced the Electricity Action Plan on November 11, 2002 and subsequently enacted Bill 210. This has resulted in a cap on transmission and distribution rates until at least April 30, 2006. However, a rate application can be made to the OEB before this date with the written approval of the Minister of Energy. Consequently our focus continues on reducing costs, in particular within our distribution business, in order to improve our rate of return. We will build on cost reduction initiatives that are underway, such as our leaner management structure enabled through the staff reduction program. We also plan to further leverage gained and expected savings resulting from the transfer of approximately 900 employees engaged in information technology and various other business processes to Inergi, effective March 1, 2002.

In addition to our continued focus on reducing costs, we remain positioned to bring further efficiencies to the electricity sector in the province. As the largest Ontario transmitter and distributor, we have the unique skills and the geographic coverage to be a key participant in the building of an electricity market and in the establishment of a long-term supply of electricity through transmission enhancements and new interconnections. We also remain positioned to continue to participate in the further rationalization of the distribution sector in the province.

In 2002, we increased our presence in the telecommunications market through expansion of our fibre-optic network. With several new contracts and optical connections into the United States and Quebec, this business has significant potential in the coming years.

Our commitment to continue to drive operational efficiency within our own company and within the sectors we serve, together with strategic investments to enhance our transmission and distribution infrastructure, are expected to provide the Ontario market place with a safe, reliable and efficient supply of electricity. This strategy should also provide our current and future debt holders with the necessary assurance for ongoing investment in our company.

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

HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


RECONCILIATION TO U.S. GAAP

Net income was lower under Canadian GAAP by $3 million in 2002, and higher by $4 million in 2001 than would be the case under U.S. GAAP. Retained earnings were higher under Canadian GAAP by $393 million as at December 31, 2002, and lower by $25 million as at December 31, 2001 than would be the case under U.S. GAAP. U.S. GAAP retained earnings as at December 31, 2002 reflects a minimum pension liability. See Note 22 to the Consolidated Financial Statements for a description of the principal differences between Canadian GAAP and U.S. GAAP, as they pertain to us.

The U.S. Financial Accounting Standards Board, which is commonly referred to as "FASB", issued a series of new accounting pronouncements in 2002. See Note 22 to the Consolidated Financial Statements. Other than as described below, we do not anticipate that these FASB accounting pronouncements will have a material effect on our results of operations or financial position. Statement of Financial Accounting Standard (SFAS) 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, requires the initial measurement of a liability at fair value for costs associated with disposal activities. The potential impact of adopting SFAS 143 is not yet determinable, but may be material in terms of our results of operations and financial condition under U.S. GAAP. However, under SFAS 143, regulated enterprises may recognize a regulated asset or liability for differences in timing of recognition of costs for accounting and rate-making purposes.







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

HYDRO ONE INC.
MANAGEMENT'S REPORT


The accompanying Consolidated Financial Statements of Hydro One Inc. (Hydro One or the Company) are the responsibility of management and have been prepared in accordance with accounting principles generally accepted in Canada, and conform with accounting principles generally accepted in the United States, except as disclosed in Note 22 to the Consolidated Financial Statements. Hydro One applies accounting principles appropriate to its circumstances. The significant accounting policies followed by the Company are described in the summary of significant accounting policies contained in Note 2 to the Consolidated Financial Statements. The preparation of financial statements necessarily involves the use of estimates based on management's judgement, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. The Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and in light of information available up to February 13, 2003.

Management maintains a system of internal controls designed to provide reasonable assurance that the assets are safeguarded and that reliable financial information is available on a timely basis. The system includes formal policies and procedures and an organizational structure that provides for appropriate delegation of authority and segregation of responsibilities. An internal audit function independently evaluates the effectiveness of these internal controls on an ongoing basis and reports its findings to management and the Audit and Finance Committee of the Hydro One Board of Directors.

The Consolidated Financial Statements have been examined by Ernst & Young LLP, independent external auditors appointed by the Hydro One Board of Directors. The external auditors' responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in accordance with generally accepted accounting principles. The Auditors' Report, which appears on page 23, outlines the scope of their examination and their opinion.

The Hydro One Board of Directors, through its Audit and Finance Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit and Finance Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility and to review the Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit and Finance Committee, with and without the presence of management, to discuss their audit and their findings as to the integrity of the financial reporting and the effectiveness of the system of internal controls.


On behalf of Hydro One Inc.'s Management:


             /s/ Tom Parkinson                             /s/ K. M. Hartwick

                Tom Parkinson                                K. M. Hartwick
    President and Chief Operating Officer               Chief Financial Officer


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

HYDRO ONE INC.
AUDITORS' REPORT


To the Shareholder of Hydro One Inc.:

We have audited the Consolidated Balance Sheets of Hydro One Inc. (the Company) as at December 31, 2002 and December 31, 2001, and the Consolidated Statements of Operations, Retained Earnings and Cash Flows of the Company for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and December 31, 2001, the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

The Company changed its method of accounting for goodwill and other intangible assets as described in Note 2.



/s/ Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Toronto, Canada

February 13, 2003


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                                       23

HYDRO ONE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS


YEAR ENDED DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)                 2002        2001       2000
---------------------------------------------------------------------------------------------------
REVENUES
Transmission (NOTE 16)                                               1,317       1,259      1,260
Distribution (NOTE 16)                                               2,695       2,158      1,703
Other                                                                   32          49         32
---------------------------------------------------------------------------------------------------
                                                                     4,044       3,466      2,995
---------------------------------------------------------------------------------------------------
COSTS
Purchased power (NOTE 16)                                            1,871       1,267        859
Operation, maintenance and administration (NOTE 4)                     832         824        863
Depreciation and amortization (NOTE 5)                                 411         384        348
---------------------------------------------------------------------------------------------------
                                                                     3,114       2,475      2,070
---------------------------------------------------------------------------------------------------
 INCOME BEFORE FINANCING CHARGES AND PROVISION FOR PAYMENTS
   IN LIEU OF CORPORATE INCOME TAXES                                   930         991        925
Financing charges (NOTES 6 AND 16)                                     353         350        340
---------------------------------------------------------------------------------------------------
INCOME BEFORE PROVISION FOR PAYMENTS IN LIEU
   OF CORPORATE INCOME TAXES                                           577         641        585
Provision for payments in lieu of corporate
   income taxes (NOTES 7 AND 16)                                       233         267        207
---------------------------------------------------------------------------------------------------
NET INCOME                                                             344         374        378
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
BASIC AND FULLY DILUTED EARNINGS PER
   COMMON SHARE (CANADIAN DOLLARS) (NOTE 15)                         3,258       3,562       3,182
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------



  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

YEAR ENDED DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)                 2002        2001        2000
----------------------------------------------------------------------------------------------------
Retained earnings, January 1                                           357         241         265
Net income                                                             344         374         378
Dividends (NOTE 15)                                                   (192)       (258)       (402)
Distribution to shareholder (NOTE 8)                                    (7)          -           -
----------------------------------------------------------------------------------------------------
Retained earnings, December 31                                         502         357         241
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

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                                       24

HYDRO ONE INC.
CONSOLIDATED BALANCE SHEETS

DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)                                    2002             2001
-----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Accounts receivable (net of allowance for doubtful
     accounts - $16 million; 2001 - $12 million)                               659              538
   Materials and supplies                                                       55               56
-----------------------------------------------------------------------------------------------------
                                                                               714              594
-----------------------------------------------------------------------------------------------------
Fixed assets (NOTE 8):
   Fixed assets in service                                                  13,790           13,335
   Less: accumulated depreciation                                            4,859            4,581
-----------------------------------------------------------------------------------------------------
                                                                             8,931            8,754
   Construction in progress                                                    300              310
-----------------------------------------------------------------------------------------------------
                                                                             9,231            9,064
-----------------------------------------------------------------------------------------------------
Other long-term assets:
   Deferred pension asset (NOTE 10)                                            742              847
   Regulatory assets (NOTE 9)                                                  570              558
   Goodwill (NOTE 11)                                                          133              133
   Long-term accounts receivable and other assets                               28               22
   Deferred debt costs                                                           7               13
-----------------------------------------------------------------------------------------------------
                                                                             1,480            1,573
-----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                11,425           11,231
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


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


HYDRO ONE INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)


DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)                                    2002             2001
-----------------------------------------------------------------------------------------------------
LIABILITIES
Current liabilities:
   Bank indebtedness                                                            35               24
   Accounts payable and accrued charges (NOTE 16)                              589              691
   Accrued interest                                                             53               57
   Short-term notes payable (NOTE 12)                                          579              410
   Long-term debt payable within one year (NOTE 12)                            651              443
-----------------------------------------------------------------------------------------------------
                                                                             1,907            1,625
-----------------------------------------------------------------------------------------------------
Long-term debt (NOTE 12)                                                     3,928            4,079
-----------------------------------------------------------------------------------------------------
Other long-term liabilities:
   Regulatory liability (NOTE 9)                                               742              847
   Employee future benefits other than pension (NOTE 10)                       540              510
   Environmental liabilities (NOTE 14)                                         140              158
   Long-term accounts payable and accrued charges                               29               18
-----------------------------------------------------------------------------------------------------
                                                                             1,451            1,533
-----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                            7,286            7,237
-----------------------------------------------------------------------------------------------------
Contingencies and commitments (NOTES 13, 18 AND 19)

SHAREHOLDER'S EQUITY (NOTE 15)
Preferred shares (authorized: unlimited; issued: 12,920,000)                   323              323
Common shares (authorized: unlimited; issued: 100,000)                       3,314            3,314
Retained earnings                                                              502              357
-----------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                                                   4,139            3,994
-----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                  11,425           11,231
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


On behalf of the Board of Directors:



      /s/ Glen Wright                              /s/ Eileen Mercier

        Glen Wright                                 Eileen Mercier
         Chairman                         Chair, Audit and Finance Committee


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


HYDRO ONE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)             2002              2001             2000
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                         344               374              378
Adjustments for non-cash items:
  Depreciation and amortization (net of removal costs)             384               352              324
  Retail settlement variance accounts                              (37)                -                -
-----------------------------------------------------------------------------------------------------------
                                                                   691               726              702
Changes in non-cash balances related
  to operations (NOTE 17)                                         (199)              188               23
-----------------------------------------------------------------------------------------------------------
NET CASH FROM OPERATIONS                                           492               914              725
-----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES Debt for long-term financing:
  Issued                                                           500               550            1,000
  Retired                                                         (443)             (474)          (1,399)
Debt for short-term financing                                      169               280              130
Deferred debt costs                                                  6                 1              (12)
Dividends paid                                                    (192)             (258)            (398)
-----------------------------------------------------------------------------------------------------------
NET CASH FROM (USED IN) FINANCING ACTIVITIES                        40                99             (679)
-----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Fixed assets                                                      (570)             (566)            (446)
Acquisitions of local distribution companies                         -              (475)             (23)
Proceeds from disposition (NOTE 3)                                  50                 -                -
Other assets                                                       (23)               28              (69)
-----------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                             (543)           (1,013)            (538)
-----------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                            (11)                -             (492)
Cash and cash equivalents, January 1                               (24)              (24)             468
-----------------------------------------------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS, DECEMBER 31 (NOTE 17)                  (35)              (24)             (24)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

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


HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       INCORPORATION AND COMMENCEMENT OF OPERATIONS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the BUSINESS CORPORATIONS ACT (Ontario) and is wholly owned by the Province of Ontario (the Province). The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario. These businesses are regulated by the Ontario Energy Board (OEB).


2.       SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries: Hydro One Networks Inc. (Hydro One Networks), Hydro One Network Services Inc. (Hydro One Network Services), 1316664 Ontario Inc., formerly Ontario Hydro Energy Inc. (Ontario Hydro Energy), Hydro One Remote Communities Inc. (Hydro One Remote Communities), Hydro One Brampton Inc. (Hydro One Brampton), Hydro One Markets Inc., Hydro One Telecom Inc. and Hydro One Delivery Services Company Inc.

Effective January 1, 2003, Hydro One Networks and Hydro One Network Services were combined. Hydro One Network Services will be dissolved pursuant to the BUSINESS CORPORATIONS ACT (Ontario), once all requirements are completed. In addition, the operations of the former Ontario Hydro Energy are in the process of being wound up (see Note 3).

BASIS OF ACCOUNTING

The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and conform with accounting principles generally accepted in the United States (U.S.
GAAP), except as disclosed in Note 22.

RATE-SETTING

Under the ELECTRICITY ACT, 1998, as of April 1, 1999, the businesses of Ontario Hydro were reorganized into five separate corporations, including Hydro One which, through wholly owned subsidiaries, operates as the successor to Ontario Hydro's electricity transmission, distribution and energy services businesses. This restructuring was in anticipation of Ontario's wholesale and retail electricity markets becoming open to competition, which officially occurred on May 1, 2002 (Open Access). On December 9, 2002, the Province enacted the ELECTRICITY PRICING, CONSERVATION AND SUPPLY ACT, 2002 (Bill 210), which amended the ELECTRICITY ACT, 1998 and other statutes for the purpose of implementing the Electricity Action Plan announced by the Premier of Ontario on November 11, 2002.

Rates for the transmission business for periods preceding Open Access were set by the OEB to provide for an annual rate of return of 9.88% on the amount of common equity deemed to be allocated to this business. During this period, Hydro One did not bill customers directly for transmission services. Instead, regulated transmission revenues were collected by Ontario Power Generation Inc.
(OPG) and paid to the Company pursuant to a revenue allocation agreement among the successor corporations. The revenue allocation agreement ceased upon Open Access and the Independent Electricity Market Operator (IMO) now remits payments based on the uniform transmission rates approved by the OEB for all transmitters across Ontario. Based on estimated load, these rates were also set to provide for an annual rate of return of 9.88%.

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                                       28

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Prior to Open Access, the distribution business purchased power on a fixed-price basis from OPG and charged distribution customers a bundled rate for the generation, transmission and distribution of electricity. The bundled rates originally set by the OEB for 2000 provided for an annual rate of return of 9.88% on the amount of common equity deemed to be allocated to this business. Bundled rates remained in place until Open Access.

During 2001, the Company's wholesale cost of power was increased on two occasions. Effective June 1, 2001, the Province passed a regulation that increased to all distribution companies, including Hydro One, the wholesale cost of power supplied by OPG by 0.7 cents per kWh. The OEB approved the incorporation of this non-distribution-related increase into customers' bundled rates. The wholesale cost of power to the distribution business was further increased by 1.15 cents per kWh effective October 1, 2001 so that after such increase the Company's cost of power was consistent with the rate paid by other large distributors. On January 19, 2001, the Company applied, through Hydro One Networks, to reduce the retail portion of the distribution revenue requirement which would have been effective October 1, 2001, from approximately $742 million to $646 million to substantially mitigate the impact on Hydro One's customers of this increase in the cost of power, with this mitigation to be partially phased out over a three-year period. The Company commonly refers to this mitigation as the rate mitigation plan.

Commencing with Open Access, Hydro One purchases power from the IMO administered spot market and charges distribution customers unbundled rates, including the OEB-approved distribution rates. These distribution rates were essentially the same as the distribution rates that were incorporated into bundled rates before Open Access.

On August 30, 2002, the OEB issued a rate order establishing unbundled distribution rates; this order reflected the OEB's June 12, 2002 decision regarding the application that Hydro One Networks filed on January 19, 2001. The OEB approved an overall distribution revenue requirement (including that from retail rates, low voltage rates and miscellaneous charges) of $646 million effective October 1, 2001, $694 million effective March 1, 2002 and $742 million effective March 1, 2003. In addition, the OEB confirmed the interim approval for the recovery of approximately $8 million toward costs incurred to align our business systems and practices with the requirements of the competitive electricity market, commonly referred to as market ready costs.

Bill 210 was enacted for the purpose of implementing the Electricity Action Plan announced by the Premier of Ontario on November 11, 2002. The more significant provisions of Bill 210 for the transmission and distribution businesses are as follows:

o    Energy prices for low volume and designated consumers (as defined in Bill
     210) are fixed at 4.3 cents per kWh, retroactive to May 1, 2002. Most of the Company's distribution customers (who consume, in the aggregate, approximately 70% of the energy distributed) qualify for the fixed energy price. In recognition of commodity prices in excess of 4.3 cents per kWh for the period from May 1, 2002 to December 1, 2002, Bill 210 required distributors to issue a $75 refund to eligible consumers and to credit any remaining refund on future bills. The IMO has, and will continue to facilitate this price freeze through funding from Ontario Electricity Financial Corporation (OEFC), and accordingly distribution revenues and purchased power costs reported to the end of the third quarter of 2002 have been reduced by $91 million, representing an increase of $22 million in the second quarter and a decrease of $113 million in the third quarter.

o Transmission and distribution rates are capped until at least April 30, 2006. A rate application can be made to the OEB before this date with the written approval of the Minister of Energy. Any rate increases that had been approved by the OEB but not implemented by December 1, 2002 were suspended. As a result, the March 1, 2003 increase and the rate changes associated with low-voltage charges for embedded local distribution companies and direct customers cannot be implemented. The $8 million increase in distribution revenues associated with market ready costs that was approved by the OEB for the 10 months starting May 1, 2002 will remain in rates until at least April 30, 2006.

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)




o Effective December 1, 2002, the price paid by distributors to the IMO for wholesale market charges other than energy is largely fixed at the same price distributors are permitted to charge their customers. For the period May 1, 2002 to December 1, 2002, differences between the rates were accumulated in retail settlement variance accounts under the provisions of
     Article 490 in the OEB's ACCOUNTING PROCEDURES HANDBOOK for disposition through future offsetting variances or through approved rate adjustments.

o Bill 210 provides for the establishment or continuation of deferral accounts for certain amounts until disposition is addressed by the OEB. For Hydro One, the most significant accounts include: the retail settlement variance accounts, market ready costs, and the revenue that would have been billed had the low voltage facilities charges approved for embedded local distribution companies and direct customers been implemented. Bill 210 also provides for the continuation of a deferral account for the environmental remediation costs incurred by the distribution business in 2001 and 2002. The accounting treatment for these environmental costs was reviewed with the OEB as part of the rate mitigation plan.

The enactment of Bill 210 also effectively capped rates for both Hydro One Remote Communities, through which remote communities across northern Ontario are serviced, and Hydro One Brampton, which was acquired in 2001. All other local distribution companies that were purchased have been fully integrated within Hydro One Networks, the primary operating subsidiary. As a result of the rate cap, Hydro One Remote Communities' rate of return continues to reflect a 100% debt financed capital structure and Hydro One Brampton will not be able to implement the final rate increase to be able to achieve a 9.88% return on equity as originally proposed by the OEB.

Regulatory assets primarily represent costs that have been deferred because it is probable that they will be recovered in future rates. Regulatory assets recognized at December 31, 2002 are disclosed in Note 9. The rate cap created by Bill 210 limits the opportunity to recover increased costs and capital spending above current rate base levels through rates during the rate cap period, which is currently until at least April 30, 2006. A rate application can be made to the OEB before the end of this period with the written approval of the Minister of Energy. Bill 210 sets out the grounds for approval and stipulates that in deciding whether to give approval, the Minister must consider the interests of consumers with respect to prices and the reliability and quality of electricity services.

Current transmission and distribution rates provide for recovery of a significant amount of the regulatory assets recorded as at December 31, 2002. Some regulatory assets have been recognized that are not incorporated in current rates. These regulatory assets primarily include the retail settlement variance accounts and the market ready costs in excess of the interim recovery of $8 million approved by the OEB. Bill 210 provides for the continuation of deferral accounts for these regulatory assets, as well as for a deferral account for the low voltage charges for direct customers and embedded local distribution companies that were approved but not implemented by December 1, 2002. In addition, the Minister of Energy has indicated, in a January 23, 2003 letter to distributors, that he will ask the OEB to complete, no later than December 31, 2003, a review of applications by distributors for recovery of the amounts that Bill 210 deems to be regulatory assets. The letter states that once the OEB completes its review and confirms the amounts to be recovered, recovery will commence no later than 2006.

Hydro One continues to believe that it is probable that the regulatory assets will be recovered through future rates, although there is more uncertainty today about full recovery than existed before Bill 210. In recognition of the increased uncertainty, the Company will not be reflecting the low voltage charges for direct and embedded local distribution companies in the results of operations or balance sheet for external financial reporting purposes. This revenue is estimated to be $26 million annually. Hydro One intends to seek recovery of the retail settlement variance accounts, the remaining market ready costs and the unrecorded low voltage charges, together with interest, through future rate applications.

The Company continually assesses the likelihood of recovery of regulatory assets. If recovery through future rates was no longer considered probable, the amounts would be charged to the results of operations in the period that the assessment was made. If a future regulatory decision was made by the OEB or the Minister of Energy to allow recovery of the low voltage charges, Hydro One would recognize a gain in the results of operations in the period such a decision was made.

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)




The following regulatory treatments have resulted in accounting treatments differing from Canadian GAAP for enterprises operating in a non-rate-regulated environment:

o Employee future benefits other than pension are recorded using the accrual method as required by Canadian GAAP. The OEB has allowed for the recovery of past service costs, which arose on the adoption of the accrual method, in the revenue requirement on a straight-line basis over a 10-year period. As a result, in 1999 Hydro One recorded a regulatory asset in the original amount of $419 million to reflect this regulatory treatment;
o Hydro One provides for estimated future expenditures required to remediate past environmental contamination. Because such expenditures are recoverable through rates, the Company has recorded a regulatory asset in the original amount of $190 million. With the exception of that portion of the regulatory asset relating to certain distribution expenditures, this regulatory asset, including future interest accretion, is expected to be amortized over the period to 2020 on a basis substantially consistent with the pattern of actual expenditures. Under the Company's rate mitigation plan reviewed with the OEB, that portion of the regulatory asset related to the actual distribution expenditures incurred in 2001 and 2002 will be amortized to results of operations on a straight-line basis over the period 2003 to 2020, inclusive. The OEB has the discretion to examine and assess the extent and timing of recovery of Hydro One's environmental costs;
o Market ready costs have been deferred in accordance with the criteria set out in the OEB's ELECTRICITY DISTRIBUTION RATE HANDBOOK, the ACCOUNTING PROCEDURES HANDBOOK and in subsequent OEB guidelines. In the absence of such regulation, these costs would have been expensed when incurred under Canadian GAAP;
o Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 in the OEB's ACCOUNTING PROCEDURES HANDBOOK;
o In accordance with the rate orders approved by the OEB, pension costs are recorded in the results of operations when employer contributions are paid to the pension fund rather than on an accrual basis. As a result, a regulatory liability has been recorded in an amount equal to the deferred pension asset; and
o The Company provides for payments in lieu of corporate income taxes relating to its regulated businesses using the taxes payable method as directed by the OEB.

REVENUE RECOGNITION AND ALLOCATION

The rate orders issued by the OEB for the transmission business formed the basis of the revenue allocation agreement. In each of 1999, 2000, 2001 and until Open Access, transmission revenue was a fixed amount based on an annual revenue requirement of $1.2 billion. Commencing with Open Access, transmission revenues are collected through OEB-approved unbundled rates and are recognized as power is delivered to customers.

Prior to Open Access, distribution revenues attributable to the sale and delivery of electricity were based on OEB-approved bundled rates. Since Open Access, distribution revenues are based on OEB-approved unbundled distribution rates and are recognized as power is delivered to customers. The Company estimates the monthly revenue for the period based on wholesale power purchases because customer meters are not generally read on a monthly basis.

Distribution revenue also includes an amount relating to rate protection for rural residential and remote customers, which, prior to Open Access, was collected through the revenue allocation agreement and was recognized in accordance with the terms of the agreement. Commencing with Open Access, rural rate protection amounts are received from the IMO based on a standardized customer rate approved by the OEB. The current legislation provides rate protection for prescribed classes of rural residential and remote consumers by reducing the electricity rates that would otherwise apply.

Segment revenues for transmission, distribution and other also include revenue related to sales of services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered.

Unbilled revenue included within accounts receivable as at December 31, 2002 amounted to $248 million (2001 - $189 million). The amount of the unbilled revenue has been presented net of the remaining amounts to be credited on future bills to reflect the fixed commodity price stipulated by Bill 210 of 4.3 cents per kWh for low volume and designated customers.

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CORPORATE INCOME AND CAPITAL TAXES

Under the ELECTRICITY ACT, 1998, Hydro One is required to make payments in lieu of corporate taxes to OEFC. These payments are calculated in accordance with the rules for computing income and taxable capital and other relevant amounts contained in the INCOME TAX ACT (Canada) and the CORPORATIONS TAX ACT (Ontario) as modified by the ELECTRICITY ACT, 1998, and related regulations.

The Company provides for payments in lieu of corporate income taxes relating to its regulated businesses using the taxes payable method as directed by the OEB. Under the taxes payable method, no provisions are made for future income taxes as a result of temporary differences between the tax basis of assets and liabilities and their carrying amounts for accounting purposes. When unrecorded future income taxes become payable, it is expected that they will be included in the rates approved by the OEB and recovered from the customers of Hydro One at that time.

MATERIALS AND SUPPLIES

Materials and supplies represent spare parts and construction material held for internal construction and maintenance of fixed assets. These assets are carried at lower of average cost or net realizable value.

FIXED ASSETS

Fixed assets are capitalized at cost, which comprises materials, labour, engineering costs, overheads, depreciation on service equipment and the approved allowance for funds used during construction applicable to capital construction activities within regulated businesses, or interest applicable to capital construction activities within unregulated businesses.

Fixed assets in service consist of transmission, distribution, communication, administration and service assets and easements. Fixed assets also include future use assets such as land and capitalized development costs associated with deferred capital projects.

TRANSMISSION

Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, such as transformers, circuit breakers and switches.

DISTRIBUTION

Distribution assets comprise assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems.

COMMUNICATION

Communication assets include the fibre-optic and microwave radio system, optical ground wire, towers, telephone equipment and associated buildings.

                                                                [HYDRO ONE LOGO]

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HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


ADMINISTRATION AND SERVICE

Administration and service assets include administrative buildings, major computer systems, personal computers, transport and work equipment, tools, vehicles and minor fixed assets.

EASEMENTS

Easements include statutory rights of use to transmission corridors and abutting lands granted under the RELIABLE ENERGY AND CONSUMER PROTECTION ACT, 2002, as well as other amounts incurred for easements and other access rights.

CONSTRUCTION IN PROGRESS

Financing costs are capitalized on fixed assets under construction within regulated businesses based on the allowance for funds used during construction and within unregulated businesses using an interest capitalization rate that approximates the average cost of all long-term funds borrowed. The regulated and unregulated rates were the same for the period 2000 to 2002 (2002 - 8.1%; 2001 - 8.1%; 2000 - 8.0%).

IMPAIRMENT OF FIXED ASSETS

In the event that facts and circumstances indicate that a fixed asset or easement may be impaired, an evaluation of recoverability is performed. For purposes of such an evaluation, the estimated future undiscounted cash flows associated with the fixed asset or easement are compared to the asset's carrying amount to determine if a write-down is required.

DEPRECIATION

The capital costs of fixed assets are depreciated on a straight-line basis, except for transport and work equipment and personal computers, which are depreciated on a declining balance basis.

Depreciation rates for the various classes of assets are based on their estimated service lives. The average estimated service lives and service life ranges of fixed assets are:

                                                        Estimated service lives (years)
-------------------------------------------------------------------------------------------
                                                            Range              Average
-------------------------------------------------------------------------------------------
Transmission                                               12 - 100              57
Distribution                                               15 - 75               41
Communication                                               7 - 40               22
Administration and service                                  5 - 50               42
Easements                                                     75                 57
-------------------------------------------------------------------------------------------

In accordance with group depreciation practices, the original cost of normal fixed asset retirements is charged to accumulated depreciation, with no gain or loss reflected in results of operations. Gains and losses on sales of fixed assets and losses on premature retirements are charged to results of operations as adjustments to depreciation expense. Depreciation expense also includes the costs incurred to remove fixed assets.

The estimated service lives of fixed assets are subject to periodic review. Any changes arising from such a review are implemented on a remaining service life basis from the year the changes can first be reflected in rates.

EMPLOYEE FUTURE BENEFITS

Employee future benefits provided by Hydro One include pension, group life insurance, health care, workers' compensation and long-term disability.

                                                                [HYDRO ONE LOGO]

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HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In accordance with the OEB's rate orders, pension costs are recorded when employer contributions are paid to the pension fund in accordance with the PENSION BENEFITS ACT (Ontario). As a result, a regulatory liability is recorded in an amount equal to the deferred pension asset. The deferred pension asset arises as a result of the cumulative difference between employer contributions and pension costs. Pension costs are actuarially determined using the projected benefit method prorated on service and based on assumptions that reflect management's best estimate of the effect of future events on the actuarial present value of accrued pension benefits. Pension plan assets, consisting primarily of listed equity securities as well as corporate and government debt securities, are valued using fair values. Actuarial valuations are conducted at least every three years.

Employee future benefits other than pension are recorded on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management's best estimates. Past service costs from plan amendments and actuarial gains or losses are amortized on a straight-line basis over the expected average remaining service life of the employees covered.

Employee future benefit costs are attributed to labour and charged to operations or capitalized as part of the cost of fixed assets.

LONG-TERM INCENTIVE PLAN

The long-term incentive compensation plan established on January 1, 2000 was cancelled in 2002. This plan measured the attainment of specific targets over three consecutive years on a rolling basis, with a new tranche of three years beginning each year. The Company recognized a liability for a three-year tranche when it was probable that the targets would be met and that a liability would be incurred, generally in the third year. The final three-year tranche was initiated on January 1, 2001 and ends on December 31, 2003.

GOODWILL

Goodwill represents the cost of acquired local distribution companies in excess of fair value of the net identifiable assets purchased.

Effective January 1, 2002, Hydro One adopted the Canadian Institute of Chartered Accountants' (CICA) Handbook Section 3062, GOODWILL AND OTHER INTANGIBLE ASSETS. Under this accounting standard, goodwill is not amortized. The carrying value of goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require, with any write-down of the carrying value of goodwill being charged against the results of operations. Prior to the current standard, goodwill impairment was assessed based on estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of the reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill.

The transitional provisions of CICA Handbook Section 3062, as they pertain to Hydro One, require the testing of goodwill at the beginning of the period in which the accounting standard is fully adopted and the disclosure of net income for the comparative period, adjusted to exclude amortization expense related to goodwill that will no longer be amortized. The Company has determined that goodwill is not impaired. All of the goodwill is attributable to the distribution business segment.

DEFERRED DEBT COSTS

Deferred debt costs include the unamortized amounts of debt discounts or premiums arising from the issuance of debt and other costs. Deferred debt costs are amortized over the period to maturity of the debt on an annuity basis.

ENVIRONMENTAL COSTS

Hydro One recognizes a liability for estimated future expenditures associated with the assessment and remediation of contaminated lands and for the phase-out and destruction of polychlorinated biphenyl (PCB) contaminated mineral oil from electrical equipment, based on the net present value of these estimated future expenditures. As the Company anticipates that the related expenditures will continue to be recoverable in future rates, a regulatory asset

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


has been recognized to reflect the future recovery of these costs from customers (see Notes 9 and 14). Hydro One reviews its estimates of future environmental expenditures on an ongoing basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the year. Actual results could differ from estimates, including changes as a result of future decisions made by the OEB or the Minister of Energy.


3.       SALE OF COMPETITIVE RETAIL OPERATIONS

Effective April 30, 2002, the Company sold substantially all of the assets pertaining to the competitive retail operations of the former Ontario Hydro Energy for net proceeds of approximately $50 million. The sale resulted in an initial estimated gain of $2 million before provision for payments in lieu of corporate income taxes. Under the sales agreement, a final adjustment to the purchase price occurred, reducing the gain on sale before provision for payments in lieu of corporate income taxes to $1 million.

Prior to its sale, the former Ontario Hydro Energy offered fixed price electricity contracts to residential customers in Ontario. Had Hydro One continued the competitive retail business, the former Ontario Hydro Energy would have been required to purchase electricity based on the hourly spot price in Ontario's wholesale electricity market commencing with Open Access. To hedge this risk, financial electricity swap agreements were entered into under which the former Ontario Hydro Energy was to pay the counter-party a fixed price and receive the Ontario spot price. As at December 31, 2001, the fair value of the swaps was immaterial.

Because the sale of substantially all of the assets pertaining to the competitive retail operations of the former Ontario Hydro Energy included retail energy contracts, financial electricity swap agreements and gas supply contracts, Hydro One has eliminated its exposure to the inherent commodity price and volume risks associated with the competitive retail energy business. The remaining operations are being wound up.


4.       OPERATION, MAINTENANCE AND ADMINISTRATION

In September 2002, Hydro One announced that staff levels would be reduced by approximately 140 employees, primarily from head office managerial and managerial support functions. Hydro One achieved this reduction in 2002 using voluntary and involuntary measures, including those available under collective agreements for some of the affected employees. A provision of $25 million has been charged to 2002 results of operations for the estimated future expenditures of achieving this staff reduction. A total of $2 million of this amount was charged to the provision in 2002, with the remaining amount expected to be charged in 2003 and 2004.


5.       DEPRECIATION AND AMORTIZATION

 YEAR ENDED DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)                  2002              2001              2000
 ----------------------------------------------------------------------------------------------------------------
 Depreciation of fixed assets in service                                 327               302               280
 Fixed asset removal costs                                                27                32                24
 Amortization of regulatory and other assets                              57                50                44
 ----------------------------------------------------------------------------------------------------------------
                                                                         411               384               348
 ----------------------------------------------------------------------------------------------------------------

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


6.       FINANCING CHARGES

 YEAR ENDED DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)                  2002              2001              2000
 ----------------------------------------------------------------------------------------------------------------
 Interest on short-term notes payable                                     15                 7                 2
 Interest on long-term debt payable                                      366               371               377
 Less: Interest capitalized on construction in progress                  (19)              (21)              (22)
       Interest capitalized on regulatory assets (NOTE 9)                 (6)               (2)                -
       Interest earned on investments                                     (3)               (5)              (17)
 ----------------------------------------------------------------------------------------------------------------
                                                                         353               350               340
 ----------------------------------------------------------------------------------------------------------------
 ----------------------------------------------------------------------------------------------------------------

7.       PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The provision for payments in lieu of corporate income taxes (PILs) differs from the amount that would have been recorded using the combined Canadian Federal and Ontario statutory income tax rate. A reconciliation between the statutory and effective tax rates is provided as follows:

 YEAR ENDED DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)                    2002              2001              2000
 -------------------------------------------------------------------------------------------------------------------
 Income before provision for PILs                                          577               641               585
 Federal and Ontario statutory income tax rate                            38.62%            41.74%           43.95%
 -------------------------------------------------------------------------------------------------------------------
 Provision for PILs at statutory rate                                      223               268               257
 -------------------------------------------------------------------------------------------------------------------
 Increase (decrease) resulting from:
 Net temporary differences:
   Capital cost allowance in excess of depreciation
     and amortization                                                      (27)              (20)              (44)
   Environmental expenditures                                              (10)              (10)                -
   Interest capitalized for accounting purposes but
      deducted for tax purposes                                             (9)               (8)              (10)
   Employee future benefits other than pension expense
     in excess of (lower than) cash payments                                11                 6                (4)
   Charge for staff reduction program in excess of
      (lower than) cash payments                                             9                 -               (23)
   Other                                                                     9                14                 8
 -------------------------------------------------------------------------------------------------------------------
 Net temporary differences                                                 (17)              (18)              (73)
 -------------------------------------------------------------------------------------------------------------------
 Permanent differences:
   Large corporations tax                                                   17                16                15
   Other                                                                    10                 1                 8
 -------------------------------------------------------------------------------------------------------------------
 Net permanent differences                                                  27                17                23
 -------------------------------------------------------------------------------------------------------------------
 Provision for PILs                                                        233               267               207
 -------------------------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------------------------
 Effective income tax rate                                                40.38%            41.65%           35.38%
 -------------------------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------------------------

Future income taxes relating to the regulated businesses have not been recorded in the accounts as they are expected to be recovered through future revenues. As at December 31, 2002, future income tax liabilities of $132 million (2001 - $105 million), based on substantively enacted income tax rates, have not been recorded.

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


8.       FIXED ASSETS

                                             Fixed Assets       Accumulated       Construction
DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)    in Service       Depreciation       in Progress             Total
--------------------------------------------------------------------------------------------------------------------
2002
Transmission                                         7,833             2,619               180             5,394
Distribution                                         4,273             1,572                50             2,751
Communication                                          531               237                33               327
Administration and service                             663               378                37               322
Easements                                              490                53                 -               437
--------------------------------------------------------------------------------------------------------------------
                                                    13,790             4,859               300             9,231
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
2001
Transmission                                         7,930             2,482               132             5,580
Distribution                                         4,128             1,484                70             2,714
Communication                                          443               214                93               322
Administration and service                             608               354                15               269
Easements                                              226                47                 -               179
--------------------------------------------------------------------------------------------------------------------
                                                    13,335             4,581               310             9,064
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Financing costs are capitalized on fixed assets under construction, including allowance for funds used during construction on regulated assets and interest on unregulated assets, and were $19 million in 2002 (2001 - $21 million; 2000 - $22 million).

In circumstances where external customers are required to make specific contributions to fund the construction and installation of specific fixed assets, Hydro One nets the customer contributions against the acquisition cost. Cumulative customer contributions in aid of construction received by Hydro One, net of amortization, except for Hydro One Brampton, were $59 million (2001 - $45 million) for transmission and $243 million (2001 - $207 million) for distribution. Hydro One's subsidiary, Hydro One Brampton, consistent with other Ontario local distribution companies, recorded contributions in aid of construction received prior to January 1, 2000 within fixed assets on a gross basis and depreciates these amounts over the remaining service lives of the assets.

On June 27, 2002, the Province passed the RELIABLE ENERGY AND CONSUMER PROTECTION ACT, 2002 (the Act) that amends several statutes relating to Ontario's energy sector, including the ownership and use of corridor land. Corridor land includes land in Ontario owned by Hydro One that was used or acquired for the purposes of the transmission system, including any abutting land. Under the Act, ownership of all corridor and abutting land was transferred to the Province and Hydro One was given the right to use the land to operate the transmission system. The Company retains the obligation to incur certain ongoing expenditures related to this land, including maintenance, property taxes and any future environmental remediation work that may be required by the Province. The OEB is authorized to restrict or discontinue any use of the corridor land that interferes with the transmission system.

The transfer of the corridor land was effective December 31, 2002, resulting in ownership of transmission corridors and abutting lands with a net book value of approximately $259 million being transferred to the Province in exchange for an indefinite rights of use asset. In addition, ownership of land assets with a net book value of approximately $7 million, not currently in use, was transferred to the Province and applied as a reduction of shareholder's equity.

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


9.       REGULATORY ASSETS AND LIABILITY

Regulatory assets and liabilities arise as a result of the rate-making process. As described in Note 2, Hydro One has recorded the following regulatory assets and liability.

DECEMBER 31(CANADIAN DOLLARS IN MILLIONS)                                 2002              2001
-------------------------------------------------------------------------------------------------
REGULATORY ASSETS:
  Employee future benefits other than pension                              251               293
  Environmental(1)                                                         199               195
  Market ready                                                              66                64
  Retail settlement variance accounts                                       37                 -
  Other                                                                     17                 6
-------------------------------------------------------------------------------------------------
Total regulatory assets                                                    570               558
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
REGULATORY LIABILITY:
  Deferred pension                                                         742               847
-------------------------------------------------------------------------------------------------
Total regulatory liability                                                 742               847
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1)This asset includes $39 million (2001 - $20 million) for the environmental remediation costs incurred by the distribution business in 2001 and 2002. These costs will be amortized to the results of operations commencing 2003.

The Company's regulatory asset in respect of employee future benefits other than pension does not earn a return. This regulatory asset which amounted to $251 million as at December 31, 2002 (2001 - $293 million) has a remaining recovery period of 6 years (2001 - 7 years). In addition, Hydro One ceased adding interest to the deferral accounts for market ready costs and the retail settlement variance accounts as at December 1, 2002 for external financial reporting purposes. Hydro One intends to seek recovery of unrecorded interest amounts relating to the period after December 1, 2002 in future rate applications.


10.      EMPLOYEE FUTURE BENEFITS

Hydro One established a contributory defined benefit pension plan covering all regular employees of Hydro One and its subsidiaries, except Hydro One Brampton, on January 1, 2000. As well, as of January 1, 2000, Hydro One began assuming responsibility for its proportionate share of the accrued pension benefits under the Ontario Electricity Financial Corporation Pension Plan (OEFC Pension Plan), formerly the Ontario Hydro Pension and Insurance Plan. Until that date, employees and pensioners continued to participate in the OEFC Pension Plan.

Hydro One's proportionate share of assets and liabilities under the OEFC Pension Plan was recorded under the Hydro One Pension Plan as at December 31, 2000. The OEFC Pension Plan transferred assets and liabilities to the successor plans, including the pension plan of Hydro One, in 2001.

Hydro One has not been required to contribute to the pension plan because the actuarial valuation used to establish the contribution level indicated that the plan had a surplus. The Company is required to revalue the pension plan no later than December 31, 2003 (see Note 18).

Employees of Hydro One Brampton participate in the Ontario Municipal Employees Retirement System (OMERS), a multi-employer public sector pension fund, which is a defined contribution plan. As Hydro One Brampton has been under a contribution holiday since August 1998, no contributions have been made to the pension fund. Effective January 1, 2003, Hydro One Brampton commenced contributing to OMERS. Contributions are estimated to be less than $1 million annually.

Prior to January 1, 2002, Hydro One self-insured its workers' compensation liability. Effective January 1, 2002, the Company's status under the WORKPLACE SAFETY & INSURANCE ACT, 1997 changed, and as a result Hydro One is required to pay premiums to the Workplace Safety & Insurance Board. In connection with the change in employer status, the Company settled its outstanding workers' compensation liability in 2001.

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                                                        Employee Future Benefits
                                                                         Pension           other than Pension
YEAR ENDED DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)               2002         2001           2002          2001
-------------------------------------------------------------------------------------------------------------------
CHANGE IN ACCRUED BENEFIT OBLIGATION
Accrued benefit obligation, January 1                              4,166        3,804            687           547
Past service costs from plan amendments                                -           23              -             3
Current service cost                                                  65           64             20            17
Interest cost                                                        266          258             43            37
Benefits paid                                                       (230)        (220)           (32)          (30)
Agreement with Inergi LP(1)                                         (127)           -              -             -
Settlement of workers' compensation liability                          -            -              -           (29)
Acquisitions of local distribution companies                           -            -              -            10
Net actuarial (gain) loss                                            (26)         237            102           132
-------------------------------------------------------------------------------------------------------------------
Accrued benefit obligation, December 31                            4,114        4,166            820           687
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets, January 1                               4,120        4,407              -             -
Actual return on plan assets                                        (164)         (88)             -             -
Benefits paid                                                       (230)        (220)             -             -
Employees' contributions                                              16           15              -             -
Agreement with Inergi LP(1)                                         (127)           -              -             -
Reciprocal transfers(2)                                                -           12              -             -
Administrative expenses                                               (8)          (6)             -             -
-------------------------------------------------------------------------------------------------------------------
Fair value of plan assets, December 31                             3,607        4,120              -             -
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
FUNDED STATUS
 (Unfunded benefit obligation)                                      (507)         (46)          (820)         (687)
Unamortized net actuarial losses                                   1,230          872            244           142
Unamortized past service costs                                        19           21              5             8
-------------------------------------------------------------------------------------------------------------------
Deferred pension asset (accrued benefit liability)                   742          847           (571)         (537)
Less: current portion                                                  -            -             31            27
-------------------------------------------------------------------------------------------------------------------
Deferred pension asset (long-term liability)                         742          847           (540)         (510)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(1)The reduction in the accrued benefit obligation and plan assets relates to employees transferred to Inergi LP effective March 1, 2002 (see Note 19). Subject to the approval by the Financial Services Commission of Ontario, the Hydro One Pension Plan is expected to transfer assets and liabilities to the Inergi Pension Plan in 2003.

(2)Reciprocal transfers reflect plan assets owing from, or to, the Ontario Power Generation Inc. Pension Plan, once employees have been hired from, or by, OPG and the Hydro One Pension Plan assumes, or is relieved of, the corresponding accrued benefit obligation.

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31 (CANADIAN DOLLARS IN                                           Employee Future Benefits
MILLIONS)                                                       Pension                  Other than Pension
                                                         2002      2001      2000       2002      2001      2000
-------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Current service cost, net of employee contributions        49        49        39         20        17        15
Interest cost                                             266       258       246         43        37        35
Expected return on plan assets                           (285)     (312)     (316)         -         -         -
Amortization of net actuarial losses (gains)               73        29         -          7         -        (2)
Amortization of past service costs                          2         2         -          1         1         1
Staff reduction program                                     -         -         -          -         -        (4)
Change in valuation allowance(3)                            -      (421)       31          -         -         -
-------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                 105(4)   (395)(4)     -         71        55        45
Capitalized as part of the cost of fixed assets             -         -         -         28        22        21
-------------------------------------------------------------------------------------------------------------------
Charged to results of operations                            -         -         -         43        33        24
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
EFFECT OF 1% INCREASE IN HEALTH CARE
   COST TRENDS ON:
   Accrued benefit obligation, December 31                  -         -         -        104        72        54
   Net periodic benefit cost                                -         -         -          7         5         5

EFFECT OF 1% DECREASE IN HEALTH CARE
   COST TRENDS ON:
   Accrued benefit obligation, December 31                  -         -         -        (87)      (58)      (44)
   Net periodic benefit cost                                -         -         -         (5)       (4)       (4)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
SIGNIFICANT ASSUMPTIONS
Expected rate of return on plan assets                   7.25%     7.50%      7.75%         -         -          -
Weighted-average discount rate                           6.50%     6.50%      6.75%     6.67%     6.66%      6.88%
Rate of compensation scale escalation                    3.50%     3.50%      3.25%     3.50%     3.50%      3.25%
Rate of cost of living increase                          2.50%     2.50%      2.50%     2.50%     2.50%      2.50%
Average remaining service life of
   employees (years)                                        12        12         14        12        12         14
Rate of increase in long-term medical costs(5)               -         -          -     4.50%     4.50%      4.50%
Rate of increase in dental costs(6)                          -         -          -     4.50%     3.50%      3.50%
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(3) The valuation allowance reduces the deferred pension asset to the maximum future benefit Hydro One expects to realize from the plan surplus. In 2001, Hydro One reversed the valuation allowance that was previously applied against the deferred pension asset.

(4) The regulatory liability was adjusted by a corresponding amount, and as a result there was no impact on operations.

(5) 14.10% grading down to 4.50% after eleven years (2001 - 10.00% grading down to 4.50% after eight years; 2000 - 9.00% grading down to 4.50% after five years).

(6) 7.30% for four years, 4.50% thereafter (2001 - 5.00% for five years, 3.50% thereafter; 2000 - 3.5% per annum).

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.      ACQUISITIONS OF LOCAL DISTRIBUTION COMPANIES

During 2002, Hydro One did not make any significant acquisitions. However, during 2001, Hydro One acquired the outstanding shares or assets of 71 local distribution companies for net cash consideration of approximately $475 million. Net identifiable assets acquired amounted to approximately $347 million, representing assets of $416 million and liabilities of $69 million. Based on the allocation of the purchase price, the transactions resulted in goodwill of $128 million in 2001. Combined with goodwill from 2000 of $6 million, the total goodwill under the acquisition program, before amortization, was $134 million. These acquisitions were accounted for by the purchase method with the acquired companies' results of operations being included in the Consolidated Statement of Operations from the dates of acquisition.

Goodwill amortized during 2001 was $1 million. Goodwill recognized after June 30, 2001, which is not subject to amortization, was $93 million.


12.      DEBT

DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)                                      2002              2001
--------------------------------------------------------------------------------------------------------
Short-term notes payable                                                         579               410
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
Long-term debt:
  Notes payable to OEFC                                                        2,529             2,972
  6.94% debentures due 2005                                                      200               200
  7.15% debentures due 2010                                                      400               400
  6.40% notes due 2011                                                           250               250
  5.77% notes due 2012                                                           300                 -
  7.35% debentures due 2030                                                      400               400
  6.93% notes due 2032                                                           500               300
--------------------------------------------------------------------------------------------------------
                                                                               4,579             4,522
Less: long-term debt payable within one year                                     651               443
--------------------------------------------------------------------------------------------------------
Long-term debt                                                                 3,928             4,079
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

Short-term debt represents promissory notes issued pursuant to the Company's commercial paper program. The notes are denominated in Canadian dollars with varying maturities not exceeding 365 days and with a weighted-average interest rate of 2.9% (2001 - 2.16%).

Notes payable to OEFC are denominated in Canadian dollars with various maturity dates between 2003 and 2007, and with a weighted-average interest rate of 8.2% (2001 - 8.6%) (See Note 21).

The Company also issues notes for long-term financing under the medium term note program. Hydro One is authorized to issue notes in aggregate principal amount of $2.5 billion under the program (see Note 21).

The long-term debt is subject to covenants that, among other things, limit permissible debt as a percentage of total capitalization, limit ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2002, the Company was in compliance with these covenants.

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The long-term debt is unsecured and denominated in Canadian dollars. Such debt is summarized by the number of years to maturity in the following table:

                                 Principal Outstanding on      Principal Outstanding on
                                     Notes and Debentures         Notes Payable to OEFC             Weighted Average
                                     (CANADIAN DOLLARS IN          (CANADIAN DOLLARS IN                Interest Rate
Years to Maturity                               MILLIONS)                     MILLIONS)                    (PERCENT)
---------------------------------------------------------------------------------------------------------------------
1 year                                                -                         651                           7.2
2 years                                               -                         682                           6.8
3 years                                             200                         307                           7.7
4 years                                               -                         589                          10.3
5 years                                               -                         300                           9.2
---------------------------------------------------------------------------------------------------------------------
                                                    200                       2,529                           8.1
6 - 10 years                                        950                           -                           6.5
Over 10 years                                       900                           -                           7.1
---------------------------------------------------------------------------------------------------------------------
                                                  2,050                       2,529                           7.6
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Hydro One has committed and unused revolving credit agreements with a syndicate of banks in the amount of $750 million which matures in 2003 and $250 million which matures in 2005. If used, interest on the lines of credit would apply based on Canadian benchmark rates. These credit agreements support the Company's commercial paper program.


13.      FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts of all financial instruments, except long-term debt, approximate fair value. The fair value of long-term debt, based on year-end quoted market prices for the same or similar debt of the same remaining maturities, is provided in the following table:

 DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)                          2002                         2001
 -------------------------------------------------------------------------------------------------------------------
                                                            Carrying        Fair         Carrying         Fair
                                                             Value          Value         Value          Value
 -------------------------------------------------------------------------------------------------------------------
 Long-term debt                                                   4,579      4,925          4,522        4,956
 -------------------------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------------------------

Hydro One may enter into forward pay fixed interest rate swap agreements to hedge against the effect of future interest rate movements on long-term fixed rate borrowing requirements. When the hedged borrowing occurs, Hydro One terminates the hedge either by terminating the interest rate swap or by entering into an offsetting swap agreement. As at December 31, 2002, offsetting interest rate swap agreements were outstanding with the same counter-party having notional principal amounts of $167 million (2001 - $167 million) and a fair value of $nil (2001 - $nil). The swap agreements mature in 2011.

Financial assets create a risk that a counter-party will fail to discharge an obligation, causing a financial loss. As at December 31, 2002, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company's revenue is earned from a broad base of customers. As a result, Hydro One did not earn a significant amount of revenue from any single customer. As at December 31, 2002, there were no significant balances of accounts receivable due from any single customer.

The Company will continue to use derivative instruments to manage interest rate risk. Derivative financial instruments result in exposure to credit risk, since there is a risk of counter-party default. Hydro One monitors and minimizes credit risk through various techniques including dealing with highly rated counter-parties, limiting total exposure levels with individual counter-parties and entering into master agreements which enable net settlement.

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


14.      ENVIRONMENTAL LIABILITIES

DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)                                  2002             2001
---------------------------------------------------------------------------------------------------
Environmental liabilities                                                    160              174
Less: current portion                                                        (20)             (16)
---------------------------------------------------------------------------------------------------
                                                                             140              158
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Hydro One changed its accounting policy for environmental obligations on January 1, 2001 and recognized a liability for the present value of the estimated future expenditures to assess and remediate contaminated lands and to manage PCB contamination. As at January 1, 2001, the total estimated future expenditures, based on existing regulations, amounted to $95 million for land assessment and remediation and $170 million for PCB management. These amounts, expected to be incurred over the period 2001 to 2020 inclusive, were discounted using a 6.25% interest rate, resulting in an opening January 1, 2001 environmental obligation of $190 million.

During 2002, expenditures of $23 million were charged to this provision (2001 - $26 million) and $9 million (2001 $10 million) of interest was added, resulting in a December 31, 2002 balance of $160 million (December 31, 2001 - $174 million). Hydro One's estimate of future environmental expenditures did not change during 2002 or 2001.

Estimated future environmental expenditures for each of the five years subsequent to December 31, 2002 and in total thereafter are as follows: 2003 - $25 million; 2004 - $21 million; 2005 - $19 million; 2006 - $18 million; 2007 -
$17 million; and thereafter - $118 million.

There are uncertainties in estimating future environmental costs due to potential external events such as changing regulations and advances in remediation technologies. Hydro One continuously reviews factors affecting its cost estimates as well as the environmental condition of the various properties. The actual cost of investigation or remediation may differ from current estimates.


15.      SHARE CAPITAL

COMMON AND PREFERRED SHARES

On March 31, 2000, the Company issued to the Province 12,920,000 5.5% cumulative preferred shares with a redemption value of $25.00 per share, and 99,990 common shares, bringing the total number of outstanding common shares to 100,000. The Company is authorized to issue an unlimited number of preferred and common shares.

The preferred shares are entitled to an annual cumulative dividend of $18 million, which is payable on a quarterly basis. The preferred shares are redeemable at the option of the Province at a price of $25.00 per share, representing the stated value, plus any accrued and unpaid dividends if the Province sells a number of the common shares which it owns to the public such that the Province's holdings are reduced to less than 50% of the common shares of the Company. Hydro One may elect, without condition, to pay all or part of this redemption price by issuing additional common shares to the Province. If the Province does not exercise its redemption right, the Company would have the ability to adjust the dividend on the preferred shares to produce a yield that is 0.50% less than the then-current dividend market yield for similarly rated preferred shares. The preferred shares do not carry voting rights, except in limited circumstances, and would rank in priority over the common shares upon liquidation.

DIVIDENDS

Common dividends are declared at the sole discretion of the Hydro One Board of Directors, and are recommended by management based on results of operations, financial condition, cash requirements and other relevant factors such as industry practice and shareholder expectations.

In 2002, preferred dividends in the amount of $18 million (2001 - $18 million) and common dividends in the amount of $174 million (2001 - $240 million) were declared.

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


EARNINGS PER SHARE

Earnings per share is calculated as net income during the year, after cumulative preferred dividends, divided by the weighted-average number of common shares outstanding during the year. Earnings per share for 2000 reflect the issuance of common shares on March 31, 2000.


16.      RELATED PARTY TRANSACTIONS

The Province, OEFC, OPG and the IMO are related parties of Hydro One. Transactions between these parties and Hydro One were as follows:

Prior to Open Access, Hydro One received revenue for transmission services consistent with the revenue allocation agreement (see Note 2). Commencing with Open Access, Hydro One receives such revenue from customer revenue collected by the IMO. Transmission revenue for 2002 includes $1,269 million (2001 - $1,213 million; 2000 - $1,182 million) related to these services.

Prior to Open Access, Hydro One received a portion of its distribution revenue consistent with the revenue allocation agreement (see Note 2). Under this agreement, distribution revenue for 2002 includes $10 million related to these services (2001 - $52 million; 2000 - $59 million).

Prior to Open Access, Hydro One also received revenue related to the supply of electricity to 19 remote northern communities consistent with the revenue allocation agreement (see Note 2). Commencing with Open Access, Hydro One receives such revenue from customer revenue collected by the IMO. Distribution revenue for the year ended December 31, 2002 includes $21 million (2001 - $21 million; 2000 - $17 million) related to these services.

Hydro One receives amounts for rural rate protection from customer revenue collected by the IMO (see Note 2). Distribution revenue for 2002 includes $127 million (2001 - $127 million; 2000 - $127 million) related to this program, of which $3 million (2001 - $5 million; 2000 - $7 million) was paid to local distribution companies in respect of annexation agreements.

Hydro One purchased power from the IMO administered spot market (from OPG prior to Open Access) in the amount of $1,870 million in 2002 (2001 - $1,265 million; 2000 - $857 million).

Hydro One has several service level agreements with the other successor corporations, primarily OPG. These services include field and engineering, logistics, corporate, telecommunications and information technology services. Revenues related to the provision of services to the other successor corporations and operation, maintenance and administration costs related to the purchase of services from the other successor corporations are summarized in the following table:

 YEAR ENDED DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)         2002              2001              2000
 --------------------------------------------------------------------------------------------------------
 REVENUES
  Transmission                                                   12                16                61
 Distribution                                                     2                 7                 3
 --------------------------------------------------------------------------------------------------------
                                                                 14                23                64
 --------------------------------------------------------------------------------------------------------
 --------------------------------------------------------------------------------------------------------
 OPERATION, MAINTENANCE AND ADMINISTRATION
 Transmission                                                     -                 3                15
 Distribution                                                     -                 1                 3
 --------------------------------------------------------------------------------------------------------
                                                                  -                 4                18
 --------------------------------------------------------------------------------------------------------
 --------------------------------------------------------------------------------------------------------

As at December 31, 2002, long-term debt in the amount of $2,529 million (2001 - $2,972 million) was due to OEFC. Financing charges for 2002 include interest expense on this debt in the amount of $240 million (2001 - $288 million; 2000 - $330 million).

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The provision for payments in lieu of corporate income taxes was paid or payable to OEFC and dividends were paid or payable to the Province (see Note 2).

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)                                 2002               2001
----------------------------------------------------------------------------------------------------
Accounts receivable                                                         118                119
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Accounts payable and accrued charges                                       (156)              (256)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

Included in accounts payable and accrued charges are amounts owing to the IMO (OPG in 2001) in respect of power purchases of $143 million (2001 - $188 million).


17.      CONSOLIDATED STATEMENTS OF CASH FLOWS

For the purposes of the consolidated statements of cash flows, "cash and cash equivalents" refers to the balance sheet item "bank indebtedness."

The changes in non-cash balances related to operations consist of the following:

YEAR ENDED DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)                     2002              2001             2000
--------------------------------------------------------------------------------------------------------------------
Accounts receivable (increase) decrease                                   (121)             (149)              25
Materials and supplies decrease                                              1                 9               16
Accounts payable and accrued charges (decrease) increase                  (102)              334              (46)
Accrued interest (decrease)                                                 (4)               (7)              (8)
Long-term accounts payable and accrued charges increase                     11                 3                6
Employee future benefits other than pension increase                        30                 1               13
Other                                                                      (14)               (3)              17
--------------------------------------------------------------------------------------------------------------------
                                                                          (199)              188               23
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
SUPPLEMENTARY INFORMATION:
Interest paid                                                              379               383              384
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Payments in lieu of corporate income taxes                                 294               241              213
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


18.      CONTINGENCIES

LEGAL PROCEEDINGS

As a result of Hydro One's acquisition of certain transmission, distribution and energy services assets, liabilities, rights and obligations of Ontario Hydro, Hydro One has succeeded Ontario Hydro as a party in a number of legal proceedings. In 1995, Torcom Communications Inc. (Torcom) named Ontario Hydro as one of several defendants in a suit seeking damages of $150 million, as well as specific performance of certain agreements and interim injunctive relief. Torcom had sought to purchase certain telecommunication devices belonging to a bankrupt company from the court-appointed receiver. The devices had been installed on Ontario Hydro property under licence to the original owner. Torcom claims that it reached an agreement with Ontario Hydro for the continued placement of the devices on Ontario Hydro property. Torcom alleges Ontario Hydro breached this contract and interfered with its efforts to purchase the devices from the receiver. There has been little activity on the case since 1995, when Ontario Hydro served a demand to particularize the allegations against it. Ontario Hydro did not receive a reply to its demand for particulars and has not yet served a statement of defence. Hydro One believes that there are strong defences to the plaintiff's claims against Ontario Hydro and that it is unlikely that the outcome of the litigation will have a material adverse effect on its business, results of operations, financial position or prospects.

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Hydro One is one of many defendants in a suit in the Superior Court of Justice commenced on October 18, 1995, asserting aboriginal title to certain land within the City of Sarnia. The plaintiff, The Chippewas of Sarnia Band, alleges that the land was not properly surrendered before a Crown Patent was issued in 1853, and therefore subsequent owners who took possession under the Crown Patent do not possess valid title. Hydro One maintains transmission line facilities on portions of the disputed land. Hydro One cannot estimate the costs that might result from an adverse decision. On April 30, 1999, summary judgment was granted, dismissing the action against Ontario Hydro and certain defendants. On May 27, 1999, the plaintiff appealed the summary judgment order to the Court of Appeal for Ontario. Further, several defendants have also appealed the summary judgment order and others, including Hydro One, have filed cross-appeals. The appeals were argued in June 2000. The Court of Appeal decision rendered December 21, 2000 dismissed the plaintiffs' appeal and granted the appeals of the other parties. The plaintiff filed a motion for leave to appeal to the Supreme Court of Canada. On November 8, 2001, the Supreme Court of Canada dismissed the leave to appeal application with costs, thereby affirming the Court of Appeal decision. On December 18, 2001, the plaintiff brought a motion for reconsideration of the leave to appeal decision and seeks a reversal of the denial of the leave application or an order for an oral hearing of the leave to appeal application. Such orders are rare and are made only in exceptional circumstances. Hydro One believes that it is unlikely that the outcome of this litigation will have a material adverse effect on its business, results of operations, financial position or prospects.

On March 29, 1999, the Whitesand First Nation Band commenced an action in the Ontario Court (General Division), naming as defendants the Province, the Attorney General of Canada, Ontario Hydro, OEFC, OPG and the Company. On May 24, 2001, the Whitesand First Nation Band issued an almost identical claim against the same parties. The reason for the second claim is the procedural defence of the Province that proper notice of the first claim was not given under the PROCEEDINGS AGAINST THE CROWN ACT (Ontario). These actions seek declaratory relief, injunctive relief and damages in an unspecified amount. The Whitesand Band alleges that since at least the first half of the twentieth century, Ontario Hydro has erected dams, generating stations and other facilities within or affecting the band's traditional lands and that those facilities have caused damage to band members and the lands, including substantial flooding and erosion. The Whitesand Band also claims treaty rights to a share of the profits arising from the activities of these Ontario Hydro facilities, an entitlement to increases in annuity payments established by treaty, and compensation for costs incurred in the course of prior negotiations of band grievances with Ontario Hydro. The Whitesand Band asserts multiple causes of action, including trespass, breach of fiduciary duty, nuisance and negligence. To date, Hydro One has not filed a defence. The Company has requested particulars of the claims, as have the other defendants. Following receipt, Hydro One will be filing a defence. The claims relating to activities of Ontario Hydro (i.e., flooding) are the matters for which OPG would have responsibility pursuant to Transfer Orders under the ELECTRICITY ACT, 1998. Hydro One believes that it is unlikely that the outcome of this litigation will have a material adverse effect on its business, results of operations, financial position or prospects.

TRANSFER OF ASSETS

On April 1, 1999, in connection with the acquisition of its operations, Hydro One acquired and assumed the assets, liabilities, rights and obligations of Ontario Hydro's electricity transmission, distribution and energy services businesses, except for certain transmission, distribution and other assets located on lands held for bands or bodies of Indians under the INDIAN ACT (Canada). Transfer of title to these assets did not occur because authorizations originally granted by the Minister of Indian Affairs and Northern Development (Canada) for the construction and operation of these assets could not be transferred without the consent of the Minister and the relevant Indian bands or bodies or, in several cases, because the authorizations had either expired or had never been properly issued. Hydro One manages these assets, which are currently owned by OEFC.

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Hydro One has commenced negotiations with the relevant Indian bands and bodies to obtain the authorizations and consents necessary to complete the transfer of these transmission, distribution and other assets. Hydro One cannot predict the aggregate amount that it may have to pay to obtain the required authorizations and consents. Hydro One expects to pay more than $850,000 per year, which was the amount previously paid to these Indian bands and bodies by Ontario Hydro and which was the total amount of allowed costs in the transitional rate orders. If, after taking all reasonable steps, Hydro One cannot otherwise obtain the authorizations and consents from the Indian bands and bodies, OEFC will continue to hold these assets for an indefinite period of time. Alternatively, Hydro One may have to relocate these assets from the Indian lands to other locations at a cost that could be substantial, or, in a limited number of cases, to abandon a line and replace it with diesel generation facilities. In such cases, Hydro One would apply to the Minister of Energy, or subsequent to April 30, 2006, the OEB to recover these costs in future rate orders.

PENSION RISK

Hydro One has a defined benefit registered pension plan for the majority of employees. The Company has not been required to contribute to the pension plan because the actuarial valuation used to establish the contribution level indicated that the plan had a surplus. The Company is required to revalue the pension plan no later than December 31, 2003. As a result of the decline in financial market conditions since 2000 and the decline in long-term interest rates, Hydro One currently estimates that contributions of approximately $100 million per year could be required once the next actuarial valuation is filed. The contributions would commence in 2004 and would continue each year until 2006. Subsequent to 2006, contribution levels would be based on the actuarial valuation required to be completed by December 31, 2006. The actual amount of the contributions that may be required in the future will depend on future investment returns, changes in benefits or actuarial assumptions. Such contributions will be attributed to labour and charged to results of operations or capitalized as part of the cost of fixed assets.

Similarly, the outsourcing agreement with Inergi LP (Inergi) includes a risk sharing agreement that could involve either Hydro One or Inergi making a payment related to a future imbalance between pension fund assets and liabilities for transferred staff covered by the Inergi Pension Plan. The risk sharing agreement will be settled based on data available on December 31, 2004 and will depend on economic factors and pension fund rates of return. If this risk sharing agreement had been settled on December 31, 2002, Hydro One would have been required to pay Inergi approximately $23 million. (See Note 19).

The Company intends to seek recovery of any increased ongoing expenses related to pension costs through future rate applications for the transmission and distribution businesses. Although cash contributions could be required commencing in 2004, rate applications may be deferred until at least May 1, 2006, unless the Minister of Energy approves the submission of a rate application to the OEB.


19.      COMMITMENTS

AGREEMENT WITH INERGI

Effective March 1, 2002, Cap Gemini Ernst & Young Canada began providing services to Hydro One through a new entity, Inergi. As a result of this initiative, Hydro One will receive from Inergi a range of services including information technology, customer care, supply chain and certain human resources and finance services for a ten-year period. The initial service level price ranges between $90 million and $130 million per year, subject to external benchmarking every three years to ensure Hydro One is receiving a defined competitive and continuously improved price. In connection with this agreement, on March 1, 2002 the Company transferred approximately 900 employees to Inergi.

The annual commitments under the agreement in each of the five years subsequent to December 31, 2002, and in total thereafter are as follows: 2003 - $120 million; 2004 - $112 million; 2005 - $104 million, 2006 - $100 million; 2007 -
$99 million; and thereafter - $384 million.

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


PRUDENTIAL SUPPORT

Purchasers of electricity in Ontario, through the IMO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. The IMO could draw on these guarantees if Hydro One Networks or Hydro One Brampton fails to make a payment required by a default notice issued by the IMO. The maximum potential payment is the face value of the bank letters of credit plus the nominal amount of the parental guarantee. As at December 31, 2002, the Company provided prudential support, using a combination of bank letters of credit of $50 million (2001 - $50 million) and parental guarantees of $275 million (2001 - $275 million).

RETIREMENT COMPENSATION ARRANGEMENTS

Bank letters of credit have been issued to provide security for the Company's liability under the terms of a trust fund established pursuant to the supplementary pension plan for the employees of Hydro One and its subsidiaries. The trustee is required to draw upon the letters of credit if Hydro One is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure the Company's liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the bank letters of credit. As at December 31, 2002, Hydro One had bank letters of credit of $97 million (2001 - $108 million) outstanding relating to retirement compensation arrangements.

OPERATING LEASES

The future minimum lease payments under operating leases for each of the five years subsequent to December 31, 2002 and in total thereafter are as follows:
2003 - $10 million; 2004 - $8 million; 2005 - $2 million; 2006 - $1 million;
2007 - $1 million; and thereafter - $3 million.


20.      SEGMENT REPORTING

Hydro One has three reportable segments:

o The transmission business, which comprises the core business of providing transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;
o The distribution business, which comprises the core business of delivering and selling electricity to customers; and
o The "other" segment, which primarily consists of energy services, telecommunications and head office. Substantially all of the assets pertaining to the competitive retail operations of the energy services business have been sold and the remaining operations will be wound up (See
     Note 3).

The designation of segments is based on a combination of regulatory status and the nature of the products and services provided. The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies (see Note 2). Segment information on the above basis is as follows:

                                                                [HYDRO ONE LOGO]

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

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 YEAR ENDED DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)  TRANSMISSION    DISTRIBUTION          OTHER   CONSOLIDATED
 --------------------------------------------------------------------------------------------------------------------
 2002
 SEGMENT PROFIT
 Revenues                                                      1,317           2,695             32          4,044
 Purchased power                                                   -           1,870              1          1,871
 Operation, maintenance and administration                       374             383             75            832
 Depreciation and amortization                                   213             190              8            411
 --------------------------------------------------------------------------------------------------------------------
 Income (loss) before financing charges and
   provision for payments in lieu of corporate
   income taxes                                                  730             252            (52)           930
 Financing charges                                                                                             353
 --------------------------------------------------------------------------------------------------------------------
 INCOME BEFORE PROVISION FOR PAYMENTS IN LIEU OF
   CORPORATE INCOME TAXES                                                                                      577
 --------------------------------------------------------------------------------------------------------------------
 --------------------------------------------------------------------------------------------------------------------
 CAPITAL EXPENDITURES                                            260             286             24            570
 --------------------------------------------------------------------------------------------------------------------
 --------------------------------------------------------------------------------------------------------------------
 2001
 SEGMENT PROFIT
 Revenues                                                      1,259           2,158             49          3,466
 Purchased power                                                   -           1,265              2          1,267
 Operation, maintenance and administration                       354             391             79            824
 Depreciation and amortization                                   219             163              2            384
 --------------------------------------------------------------------------------------------------------------------
 Income (loss) before financing charges and
   provision for payments in lieu of corporate
   income taxes                                                  686             339            (34)           991
 Financing charges                                                                                             350
 --------------------------------------------------------------------------------------------------------------------
 INCOME BEFORE PROVISION FOR PAYMENTS IN LIEU OF
   CORPORATE INCOME TAXES                                                                                      641
 --------------------------------------------------------------------------------------------------------------------
 --------------------------------------------------------------------------------------------------------------------
 CAPITAL EXPENDITURES                                            274             247(1)           45           566

 --------------------------------------------------------------------------------------------------------------------
 --------------------------------------------------------------------------------------------------------------------
 2000
 SEGMENT PROFIT
 Revenues                                                      1,260          1,703              32          2,995
 Purchased power                                                   -            857               2            859
 Operation, maintenance and administration                       433            388              42            863
 Depreciation and amortization                                   198            143               7            348
 --------------------------------------------------------------------------------------------------------------------
 Income (loss) before financing charges and
   provision for payments in lieu of corporate
   income taxes                                                  629             315            (19)           925
 Financing charges                                                                                             340
 --------------------------------------------------------------------------------------------------------------------
 INCOME BEFORE PROVISION FOR PAYMENTS IN LIEU OF
   CORPORATE INCOME TAXES                                                                                      585
 --------------------------------------------------------------------------------------------------------------------
 --------------------------------------------------------------------------------------------------------------------
 CAPITAL EXPENDITURES                                            280             152(1)          14            446
 --------------------------------------------------------------------------------------------------------------------
 --------------------------------------------------------------------------------------------------------------------

(1)Capital expenditures exclude $468 million in 2001 and $23 million in 2000 associated with acquisitions of local distribution companies.

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

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)                                      2002             2001
 -------------------------------------------------------------------------------------------------------
 TOTAL ASSETS
 Transmission                                                                   6,635            6,693
 Distribution                                                                   4,700            4,416
 Other                                                                             90              122
 -------------------------------------------------------------------------------------------------------
                                                                               11,425           11,231
 -------------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------------

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.


21.      SUBSEQUENT EVENTS

OEFC DEBT

On January 24, 2003, Hydro One announced that OEFC intends to sell some or all its Hydro One debt in the Canadian public debt markets, commencing early in 2003. The notes payable to OEFC mature between 2003 and 2007, with a weighted-average term to maturity of approximately two years. In order to facilitate the sale, Hydro One agreed in principle with OEFC to restructure some or all of the Hydro One debt held by OEFC.

On February 13, 2003, the Board of Directors approved the exchange of up to $1.9 billion of existing debt with a weighted-average interest rate of approximately 8% for up to approximately $2.15 billion of debt with a weighted-average interest rate of approximately 4%. This debt restructuring will result in lower cash interest payments for Hydro One from 2003 through 2007 and a corresponding increase in the principal amount of the debt payable at maturity. The maturity dates will remain essentially unchanged.

For accounting purposes, the exchange will be a renegotiation of debt and no gain or loss will be recognized. The net carrying amount of the new notes (principal less unamortized discount) on the balance sheet will equal the carrying amount of the existing notes.

DEBT ISSUE

On January 28, 2003, Hydro One issued notes with a principal amount of $500 million under the Company's medium term note program. The notes were issued in two tranches: a re-opening of Series 3 for $300 million at a coupon rate of 5.77% due November 15, 2012 and Series 4 for $200 million at a coupon rate of 6.35% due January 31, 2034.
The total outstanding for Series 3 is now $600 million.

22.      RECONCILIATION TO U.S. GAAP

The Consolidated Financial Statements of Hydro One have been prepared in accordance with Canadian GAAP, which conforms in most respects to U.S. GAAP. Under both Canadian GAAP and U.S. GAAP, certain of the Company's accounting policies differ from those that would be followed by enterprises operating in a non-rate-regulated environment.

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The material differences between Canadian GAAP, as used in the preparation of these Consolidated Financial Statements, and U.S. GAAP are summarized below.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)                    2002               2001              2000
---------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                344                374               378
Adjustments increase (decrease):
   Employee future benefits other than pension (a)                          8                 (2)               (6)
   Staff reduction charges (c)                                              -                  -               (60)
   Corporate write-offs (d)                                                (5)                (2)               (2)
---------------------------------------------------------------------------------------------------------------------
NET INCOME (U.S. GAAP)                                                    347                370               310
OTHER COMPREHENSIVE INCOME (B)                                           (421)                 -                 -
---------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (U.S. GAAP)                                          (74)               370               310
RETAINED EARNINGS, OPENING (U.S. GAAP)                                    382                270               362
DIVIDENDS                                                                (192)              (258)             (402)
DISTRIBUTION TO SHAREHOLDER                                                (7)                 -                 -
---------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, DECEMBER 31 (U.S. GAAP)                                109                382               270
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS

DECEMBER 31 (CANADIAN DOLLARS IN MILLIONS)                                                   2002              2001
---------------------------------------------------------------------------------------------------------------------
ASSETS: INCREASE (DECREASE)
  Fixed assets in service (a),(d)                                                               8                19
  Deferred pension asset (b)                                                                 (321)             (421)
  Regulatory assets - future tax (e)                                                            -               118
  Future tax asset (b),(e)                                                                    163                 -
  Other assets (b)                                                                             19                 -
LIABILITIES: (INCREASE) DECREASE
  Accounts payable and accrued charges (d)                                                      8                 8
  Employee future benefits other than pension (a)                                              12                (2)
  Minimum pension liability (b)                                                              (119)                -
  Regulatory liability - pension (b)                                                            -               421
  Regulatory liability - future tax (b),(e)                                                   (28)                -
  Future tax liability (e)                                                                   (135)             (118)
---------------------------------------------------------------------------------------------------------------------
                                                                                             (393)               25
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(A)      EMPLOYEE FUTURE BENEFITS OTHER THAN PENSION

Under U.S. GAAP, actuarial gains or losses for post-employment benefits are immediately recognized in results of operations. Under Canadian GAAP, such amounts can be deferred and amortized over the average remaining service period of active employees. Under U.S. GAAP, liabilities for other post-employment benefit costs would have been $14 million lower in 2002 (2001 - $4 million higher; 2000 - $11 million higher) due to the immediate recognition of the actuarial gain resulting from a change in the settlement rate at December 31. Of this, $8 million would have been credited to the results of operations (2001 - $2 million charged; 2000 - $6 million charged) and $6 million would have been credited to the cost of fixed assets (2001 - $2 million capitalized; 2000 - $5 million capitalized).


                                                                [HYDRO ONE LOGO]

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HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


(B) OTHER COMPREHENSIVE INCOME

Under U.S. GAAP, if an entity's accrued pension benefit obligation, without considering future salary escalation, exceeds the fair value of pension plan assets, a minimum pension liability is to be recognized. The amount of the adjustment to record the minimum pension liability is equal to the unfunded accrued pension benefit obligation, without considering future salary escalation, plus any amounts reported as a deferred pension asset. The adjustment amount is to be recognized as an intangible asset to the extent of unrecognized past service costs. Any excess of the adjustment amount over unrecognized past service costs is reported as a separate component (reduction) of equity. For financial statement presentation, the reduction to shareholder's equity is an item of other comprehensive income (OCI). The associated tax benefit that results from considering the reduction to shareholder's equity as a temporary difference, determined on the basis of enacted income tax rates, is reflected as an adjustment to the balance sheet (see Note 22 (e)).

Under U.S. GAAP, the amount of the reported deferred pension asset would be different than that for Canadian GAAP since valuation allowances are not permissible. In 2001, Hydro One's deferred pension asset increased as a result of the reversal of previously applied valuation allowances (see Note 10). Under U.S. GAAP, the amount of the reported deferred pension asset could not be similarly increased, and as a result, would have been $321 million as at December 31, 2002 (2001 - $426 million). For purposes of the U.S. GAAP reconciliation, the adjustment amount to record the minimum pension liability is combined with the deferred pension asset.

(C) STAFF REDUCTION CHARGES

Under Canadian GAAP, prior to January 1, 2000, costs relating to staff reduction programs were recognized at the time management approved such reductions and the costs could be reasonably estimated. Under U.S. GAAP, the cost of staff reduction programs cannot be recognized unless the program meets specific additional criteria and, for voluntary retirement programs, if the employees actually accept an offer of early retirement. During 2000, Hydro One reversed a 1999 provision for voluntary staff reduction costs in the amount of $5 million as a credit to the results of operations. Under U.S. GAAP, the original 1999 provision would not have been recorded. Instead, a provision for $55 million would have been recorded in 2000 as employees actually accepted the early retirement offer. Therefore, U.S. GAAP income would have been lower in 2000 by $60 million due to a combination of the $55 million staff reduction provision and the absence of the $5 million credit resulting from the 2000 reversal of a portion of the provision recognized under Canadian GAAP in 1999. A U.S. GAAP reconciling item is not required for the 2002 staff reduction charge because Canadian GAAP now conforms to U.S. GAAP.

(D) CORPORATE WRITE-OFFS

In 1997, Ontario Hydro recorded a $33 million expense related to the future disposal of certain field operation centres, consisting of a $25 million write-down of fixed assets and an $8 million provision for non-discretionary post-occupancy costs. Under U.S. GAAP, the fixed assets would have remained on the balance sheet as assets held for future use and would have continued to be depreciated at $2 million per year. In the absence of the 1999 write-down, the Company's 2002 U.S. GAAP depreciation expense would also have been $3 million greater due to losses from related asset sales. In addition, the provision for non-discretionary post-occupancy costs would not have been recorded.

(E) FUTURE INCOME TAXES

For a rate-regulated enterprise, U.S. GAAP requires the reporting and display of future income tax liabilities and assets on the balance sheet. To the extent that future income taxes are expected to be included in the approved rates charged to customers in the future, the Company would record a regulatory asset. The amount of regulatory asset and the future tax liability reported for U.S. GAAP for 2002, determined on the basis of enacted income tax rates, would be $135 million (2001 - $118 million). However, in 2002, the tax benefit associated with recording a minimum pension liability would be $163 million, such that for U.S. GAAP purposes, the Company would also record a future tax asset, and subsequently a net regulatory liability for $28 million (see Note 22 (b)).

                                                                [HYDRO ONE LOGO]

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

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


(F) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company's interest rate swap contracts (see Note 13) are derivative financial instruments as defined in Statement of Financial Accounting Standard
(SFAS) 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The interest rate swaps would be accounted for under SFAS 133 as cash flow hedges of forecasted borrowings. To the extent the swap contracts are effective hedges, changes in fair value would be reported in OCI and transferred to results of operations when interest on the hedged borrowings is recognized. In addition, premiums or discounts recorded when Hydro One terminates hedges related to future borrowing requirements would be reported in OCI and transferred to results of operations when interest on the hedged borrowings is recognized. The fair value of the interest rate swaps as at December 31, 2002 was $nil (December 31, 2001 - $nil) and the premium received in 2001 of $2 million was immaterial and, therefore, there would be no material effect on results of operations or financial position as a result of applying SFAS 133.

(G) EARNINGS PER SHARE

Under U.S. GAAP, the following supplemental disclosure with respect to earnings per share is required:

                                                                    Income            Shares          Per-Share
(CANADIAN DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)             (Numerator)     (Denominator)        Amount
--------------------------------------------------------------------------------------------------------------------
2002
Income before extraordinary items and
   accounting changes                                                      344
Less: Preferred share dividends                                             18
---------------------------------------------------------------------------------
Basic and fully diluted earnings per common share(2)
Income available to common shareholder                                     326           100,000            3,258
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
2001
Income before extraordinary items and
   accounting changes                                                      374
Less: Preferred share dividends                                             18
---------------------------------------------------------------------------------
Basic and fully diluted earnings per common share(2)
Income available to common shareholder                                     356           100,000            3,562
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
2000
Income before extraordinary items and
   accounting changes(1)                                                   252
Less: Preferred share dividends                                             13
---------------------------------------------------------------------------------
Basic and fully diluted earnings per common share(2)
Income available to common shareholder                                     239            75,000            3,182
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1)Represents the results of operations for the nine months ended December 31, 2000.

(2)For each of the years in the three-year period ended December 31, 2002, there were no issued or outstanding dilutive securities.

(H)      STATEMENT OF CASH FLOWS

Under U.S. GAAP, bank indebtedness is not included in deriving cash and cash equivalents for purposes of the statement of cash flows. Bank indebtedness is classified as a financing activity.

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


(I)      FUTURE ACCOUNTING PRONOUNCEMENTS

On June 30, 2001, the Financial Accounting Standards Board (FASB) approved SFAS 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. Measurement of the initial obligation is to approximate fair value with an equivalent amount recorded as an increase in the value of the capitalized asset. The asset will be depreciated in accordance with normal depreciation policy and the liability will be increased for interest accretion, with a charge to the statement of operations, until the obligation is settled. Regulated enterprises may recognize a regulated asset or liability for differences in timing of recognition of costs for accounting and rate-making purposes. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The potential impact of adopting SFAS 143 is not yet determinable, but may be material.

On June 28, 2002, the FASB approved SFAS 146, ACCOUNTING FOR EXIT OR DISPOSAL ACTIVITIES. SFAS 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities. SFAS 146 requires that the initial measurement of a liability for costs associated with disposal activities should be recorded at fair value. In periods subsequent to initial measurement, changes to the liability should be measured using the credit-adjusted risk-free rate that was used to measure the liability initially. The cumulative effect of a change resulting from a revision to either the timing or the amount of estimated cash flows should be recognized as an adjustment to the liability in the period of the change and reported in the same line item(s) in the income statement used when the related costs were recognized initially. Changes due to the passage of time should be recognized as an increase in the carrying amount of the liability and as an expense (for example, accretion expense). The provisions of the statement will be effective for disposal activities initiated after December 31, 2002, with early application encouraged. The impact of adopting SFAS 146 is not expected to be material.


23.      COMPARATIVE FIGURES

The comparative Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the December 31, 2002 Consolidated Financial Statements.



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

HYDRO ONE INC.
FIVE-YEAR(1) SUMMARY OF FINANCIAL AND OPERATING STATISTICS

YEAR ENDED DECEMBER 31 (CANADIAN DOLLARS IN
MILLIONS)                                                  2002         2001        2000        1999        1998
------------------------------------------------------------------------------------------------------------------
  STATEMENT OF OPERATIONS DATA
  REVENUES                                                4,044        3,466       2,995       3,125       3,048
  COSTS
  Purchased power                                         1,871        1,267         859         939       1,165
  Operation, maintenance and
   administration(2)                                        832          824         863         863         723
  Depreciation and amortization                             411          384         348         342         300
  Transitional cost adjustment(3)                             -            -           -          55           -
  Provincial debt guarantee fee(4)                            -            -           -           8          31
  Deferred pension asset(5)                                   -            -           -           -        (204)
------------------------------------------------------------------------------------------------------------------
                                                          3,114        2,475       2,070       2,207       2,015
------------------------------------------------------------------------------------------------------------------
  OTHER INCOME
  Gain on sale of investment(6)                               -            -           -          32           -
------------------------------------------------------------------------------------------------------------------
  INCOME BEFORE FINANCING CHARGES AND PROVISION
  FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES            930          991         925         950       1,033
  Financing charges                                         353          350         340         381         559
------------------------------------------------------------------------------------------------------------------
  INCOME BEFORE PROVISION FOR PAYMENTS IN LIEU
   OF CORPORATE INCOME TAXES                                577          641         585         569         474
  Provision for payments in lieu of corporate
   income taxes(7)                                          233          267         207         194           -
------------------------------------------------------------------------------------------------------------------
  NET INCOME                                                344          374         378         375         474
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
  BASIC AND FULLY DILUTED EARNINGS PER
   COMMON SHARE (CANADIAN DOLLARS)                        3,258       3,562        3,182           -           -
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1)The results of operations and financial positions prior to April 1, 1999 may have been different if Hydro One had been a stand-alone corporation with its own management and capital structure, rather than a business unit of Ontario Hydro.

(2)Operation, maintenance and administration costs for 2002 included a charge of $25 million for a staff reduction program and for 1999 included a net charge of $24 million for a staff reduction program and the reversal of certain provisions.

(3)The transitional cost adjustment was a one-time charge that represented the difference between allowed costs specified in the OEB rate orders and costs incurred by Ontario Hydro during the first three months in 1999 that were allowed under the POWER CORPORATION ACT.

(4)The provincial debt guarantee fee was an annual fee equal to one-half of one percent (0.5%) of the total debt guaranteed by the Province outstanding as of the preceding December 31. This fee was eliminated effective April 1, 1999.

(5)The provisions of the ELECTRICITY ACT, 1998, allow Hydro One to reduce employer contributions to the pension plan to the extent permitted under the PENSION BENEFITS ACT (Ontario), effective April 1, 1998. As a result, the deferred pension asset was increased by $204 million with a corresponding credit to 1998 operations.

(6)On September 15, 1999, Hydro One sold its 25% equity interest in Ontario Quinta A.V.V. , resulting in a gain on sale.

(7)As of April 1, 1999, Hydro One is required to make payments in lieu of corporate taxes (see Notes 2 and 7).

                                                                [HYDRO ONE LOGO]

HYDRO ONE INC.
FIVE-YEAR1 SUMMARY OF FINANCIAL AND OPERATING STATISTICS (CONTINUED)

YEAR  ENDED   DECEMBER  31   (CANADIAN   DOLLARS  IN
MILLIONS)                                                  2002         2001        2000        1999        1998
------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION DATA
Total assets                                             11,425       11,231       9,997      10,090       9,435

OTHER FINANCIAL DATA
EBITDA(8)                                                 1,341        1,375       1,273       1,292       1,333
Capital expenditures:
   Transmission                                             260          274         280         327         171
   Distribution(9)                                          286          247         152         186         188
   Other                                                     24           45          14          16          35

RATIOS
Net asset coverage on long-term debt(10)                   1.90         1.88        1.90        1.83        1.43
Earnings coverage ratio(11)                                2.35         2.53        2.37        2.19        1.82

U.S. GAAP (Canadian dollars)
Net income                                                  347          370         310         404         446
Comprehensive income(12)                                    (74)         370         310         404         446
Retained earnings(12)                                       109          382         270         362           -
Earnings coverage ratio(11)                                2.36         2.52        2.20        2.26        1.77

OPERATING STATISTICS
Transmission:
   Units transmitted (TWh)                                153.2        146.9       146.9       144.1       143.0
   System peak demand (MW)                               25,629       25,269      23,428      23,435      22,443
   Total transmission lines (circuit-kilometres)         28,492       28,387      28,490      28,889      29,066
Distribution:
   Units distributed (TWh)                                 27.1         21.3        17.6        18.1        18.3
   Total distribution lines (circuit-kilometres)        122,830      122,399     113,880     113,400     116,947
   Customers(13)                                      1,219,614    1,193,089     957,474     933,990     977,835

Total regular employees(14)                               3,933        4,815       4,468       5,632       5,221
------------------------------------------------------------------------------------------------------------------

(8)EBITDA represents income before financing charges, provision for payments in lieu of corporate income taxes, depreciation and amortization and does not include financing income.

(9)Capital expenditures exclude $468 million in 2001 and $23 million in 2000 associated with acquisitions of local distribution companies.

(10)The net asset coverage on long-term debt ratio is calculated as total assets minus total liabilities excluding long-term debt (including current portion) divided by long-term debt (including current portion).

(11)The earnings coverage ratio has been calculated as the sum of net income, gross interest expense (which excludes capitalized interest) and provision for payments in lieu of corporate income taxes divided by the sum of gross interest plus cumulative preferred dividends. On March 31, 2000, preferred dividends of $13 million were declared in respect of the nine months ended December 31, 1999. As a result, the earnings coverage ratio would have been
    2.30 in 2000 (U.S. GAAP - 2.13) and 2.26 in 1999 (U.S. GAAP - 2.33) on the
    basis of dividends declared.

(12)Results for 2002 under U.S. GAAP reflect a minimum pension liability (see
    Note 22).

(13)As of April 1, 1999, Hydro One served approximately 934,000 retail customers. The reduction over 1998 was a result of statutory annexations under the POWER CORPORATION ACT of a small portion of facilities by several local distribution companies. Subsequent increases primarily reflect the acquisitions of local distribution companies.

(14)On March 1, 2002, approximately 770 regular employees were transferred to Inergi LP (see Note 19).



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